


03029126

BY COURIER

4th August 2003

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States


RECEIVED
AUG 0 5 2003
WASH, D.C.
181
SECTION

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

Company Name	Registered No.
Taylor Nelson Sofres Trustees Limited	3014589
Taylor Nelson AGB Limited	3510405
Customer Satisfaction Surveys Limited	2033151
Warebourne Limited	865885
Schemetype Limited	2679478
Professional Perspectives Limited	629357
Taylor Nelson AGB Television Limited	3229747
Choicethink (1995) Limited	2207359
TeleDynamics Limited	1839253
MRM Distributions Limited	2182246
Multi Resource Marketing Limited	2184976
S R Packaging Limited	2763673
Market Trends Limited	1538908
Aidcom Technology Limited	1641049
MRM Promotional Services Limited	2802877
Scher International Limited	2587875
Specialist Field Resources Limited	2597974
TNS UK Limited	3073845
Opinion Research Limited	835544
Parker Bishop Limited	662917

8/8

WHF (Southern) Limited	2508797
TNS Sport Limited	2824645
TNS Media Intelligence Limited	540209
Taylor Nelson Sofres Services Limited	3848002

Yours faithfully



Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

Aidcom Technology Limited

Report and accounts

for the year ended

31 December 2002

Reg No 1641049

Aidcom Technology Limited

Report and accounts

For the year ended 31 December 2002

Aidcom Technology Limited

Directors' Report

For the year ended 31 December 2002

The director presents his report with the financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company was dormant throughout the year

2 Results and dividends

The company was dormant throughout the year, but a dividend of £558,066 was proposed in the previous period therefore the profit and loss account is presented on page 4.

3 Directors

The director of the company during the year is listed below:

A B Cowling (Chairman)

4 Directors' interests in shares of the company

The director had no interests in the shares of the company at any time during the year.

Mr Cowling is director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

Aidcom Technology Limited

Directors' Report (continued)

For the year ended 31 December 2002

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

Aidcom Technology Limited

Profit and loss account

For the year ended 31 December 2002

	Notes	2002	2001
		£	£
Dividends Proposed	3	-	(558,066)
Retained loss for the year		-	(558,066)

Statement of retained profits

		2002	2001
Retained profit at 1 January		1	558,067
Retained loss for the year		-	(558,066)
Retained profit at 31 December		1	1

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before tax and the retained profit for the year stated above and their historical cost equivalents.

All of the above results arose from discontinued activities.

Aidcom Technology Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£	£
Current assets			
Debtors	4	**5,340,094**	**5,340,094**
Creditors: amounts falling due within one year	5	**(3,338,093)**	**(3,338,093)**
Net assets		**2,002,001**	**2,002,001**
Capital and reserves			
Called up share capital	6	**2,002,000**	**2,002,000**
Profit and loss account		**1**	**1**
Equity Shareholders' funds		**2,002,001**	**2,002,001**

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 8 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling
Chairman

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared in accordance with the historical cost convention and according to applicable Accounting Standards in the United Kingdom.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

2 Directors' and auditors' remuneration

The company has no employees (2001 – nil) except for its director who received no remuneration for his services during the year (2001 - £nil).

3 Dividends

	2002	2001
	£	£
Final dividend - proposed	**-**	**558,066**

Aidcom Technology Limited

Notes to the financial statements

For the year ended 31 December 2002

4 Debtors

	2002	2001
	£	£
Amounts owed by group undertakings	**5,303,750**	**5,303,750**
Amounts owed by parent company	**36,344**	**36,344**
	5,340,094	**5,340,094**

5 Creditors: Amounts falling due within one year

	2002	2001
	£	£
Amounts owed to group undertakings	**2,371,027**	**2,371,027**
Amounts owed to parent company	**967,066**	**409,000**
Proposed dividend	-	**558,066**
	3,338,093	**3,338,093**

6 Called up share capital

	2002	2001
	£	£
Authorised, allotted, called up and fully paid		
1,000 ordinary shares of £1 each	**1,000**	**1,000**
1,000 deferred shares of £1 each	**1,000**	**1,000**
2,000,000 redeemable ordinary shares of £1 each	**2,000,000**	**2,000,000**
	2,002,000	**2,002,000**

Redeemable shares are redeemable at the company's discretion at par value from 31 March 1998.

7 Reconciliation of movements in shareholders' funds

	2002	2001
	£	£
Opening shareholders' funds	**2,002,001**	**2,560,067**
Retained loss for the financial year	-	**(558,066)**
Closing shareholders' funds	**2,002,001**	**2,002,001**

8 Related party transactions

Aidcom Technology Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available.

Consequently, the financial statements of Aidcom Technology Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

9 *Ultimate parent undertaking*

Taylor Nelson Sofres plc, registered in England and Wales, is the immediate and ultimate parent undertaking and ultimate controlling party.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Customer Satisfaction Surveys Limited

Report and accounts

for the year ended

31 December 2002

Reg No 2033151

Customer Satisfaction Surveys Limited

Report and accounts

For the year ended 31 December 2002

Customer Satisfaction Surveys Limited

Director's report

For the year ended 31 December 2002

The directors present their report together with the financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2002 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The directors of the company at 31 December 2002, all of whom have been directors for the whole of the year ended on that date, are listed below:

A B Cowling
H R Stammers
D Lowden

4 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Mr Cowling and Mr Lowden are directors of the ultimate parent undertaking, Taylor Nelson Sofres plc and their interests in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Mr Stammers holds interests in the ultimate parent company, Taylor Nelson Sofres plc as follows:-

	At 1 Jan 2002	Granted	Sold/ Exercised	At 31 Dec 2002
	No.	No.	No.	No.
Ordinary shares	847,672	600,000	-	1,447,672

Customer Satisfaction Surveys Limited

Director's report

For the year ended 31 December 2002

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the board



I J Portal
Company Secretary
Westgate, London W5 1UA
15th July 2003

Customer Satisfaction Surveys Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£	£
Current assets		-	-
Creditors: amounts falling due within one year	2	**(20,657)**	(20,657)
Net assets		**(20,657)**	(20,657)
Capital and reserves			
Called up share capital	3	**100**	100
Profit and loss account	4	**(20,757)**	(20,757)
Shareholders' funds	4	**(20,657)**	(20,657)

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 6 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling
Chairman

1. Employee information

The company has no employees (2001 – nil) except for its directors who received no remuneration for their services during the year (2001 - £nil)

2. Creditors: Amounts falling due within one year

	2002	2001
	£	£
Amounts owed to group undertakings	**20,657**	20,657

3. Called up Share Capital

	2002	**2001**
	£	**£**
Authorised		
100,000 Ordinary shares of £1 each	**100,000**	100,000
Issued and fully paid		
100 Ordinary shares of £1 each	**100**	100

Customer Satisfaction Surveys Limited

Notes to the financial statements

For the year ended 31 December 2002

4. Reconciliation of movements in shareholders' funds

	Share capital	Profit & Loss account	Total
	£	£	£
At 1 January 2002	100	(20,757)	(20,657)
Retained loss for the year	-	-	-
At 31 December 2002	**100**	**(20,757)**	**(20,657)**

5. Related party transactions

Customer Satisfaction Surveys Limited is a wholly owned subsidiary whose parent is Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of Customer Satisfaction Surveys Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

Prior to acquisition on 22 January 1999, Customer Satisfaction Surveys Limited had no purchases or sales transactions with Taylor Nelson Group Limited, its immediate parent undertaking.

6. Ultimate parent undertaking

The immediate parent undertaking is Taylor Nelson Sofres UK Limited (formerly Taylor Nelson Sofres Group Limited). The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Market Trends Limited

Report and accounts

for the year ended

31 December 2002

Reg No 1538908

Market Trends Limited

Report and accounts

For the year ended 31 December 2002

Market Trends Limited

Directors' report

For the year ended 31 December 2002

The directors present their report together with the financial statements for the year ended 31 December 2002

1 Principal activities, business review and future developments

The company was dormant throughout the year

2 Results and dividends

The company was dormant throughout the year, but a dividend of £346,970 was proposed in the preceding period therefore the profit and loss account is presented on page 4

3 Directors

The directors of the company during the year are listed below:

A B Cowling (Chairman)
D Lowden

4 Directors' interests in shares of the company

No director had interests in the shares of the company at any time during the year.

Mr Cowling and Mr Lowden are directors of the ultimate parent undertaking, Taylor Nelson Sofres plc and their interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

Market Trends Limited

Directors' report

For the year ended 31 December 2002

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

Market Trends Limited

Profit and Loss account

For the year ended 31 December 2002

	Notes	**2002**	2001
		£	£
Profit on ordinary activities before taxation		-	-
Taxation on profit on ordinary activities		-	-
Profit for the financial year			-
Dividends	3	-	**(346,970)**
Retained loss for the year		-	**(346,970)**

Statement of retained profits			
Retained profits at 1 January		-	**346,970**
Retained loss for the year		-	**(346,970)**
Retained profits at 31 December		-	-

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before tax and the retained profit for the year stated above and their historical cost equivalents.

All of the above results arose from discontinued activities.

Market Trends Limited

Notes to the financial statements

For the year ended 31 December 2002

	Notes	2002	2001
		£	£
Current assets			
Debtors	4	347,970	347,970
		347,970	347,970
Creditors: amounts falling due within one year	5	(346,970)	(346,970)
Net assets		1,000	1,000
Capital and reserves			
Called up share capital	6	1,000	1,000
Profit and loss account		-	-
Equity shareholders' funds	7	1,000	1,000

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 8 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling
Chairman

Market Trends Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of the Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

2 Directors' remuneration

The company has no employees (2001 – nil) except for its directors who received no remuneration for their services during the year (2001 - £nil)

3 Dividends

	2002	2001
		£
Final dividend - proposed	-	346,970

4 Debtors

	2002	2001
	£	£
Amounts owed by fellow group undertakings	347,970	347,970

Market Trends Limited

Notes to the financial statements

For the year ended 31 December 2002

5 Creditors: Amounts falling due within one year

	2002	2001
	£	£
Proposed dividend	-	346,970
Amount owed to parent company	**346,970**	-
	346,970	346,970

6 Called up share capital

	2002	2001
	£	£
Authorised, called up, issued and fully paid		
1,000 ordinary shares of £1 each	**1,000**	1,000

7 Reconciliation of movements in shareholders' funds

	2002	2001
	£	£
Opening equity shareholders' funds	**1,000**	347,970
Retained loss for the financial year	-	(346,970)
Closing equity shareholders' funds	**1,000**	1,000

8 Related party transactions

Market Trends Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available.

Consequently, the financial statements of Market Trends Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

9 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

MRM Distributions Limited

Report and accounts

for the year ended

31 December 2002

Reg No 2182246

MRM Distributions Limited

Report and accounts

For the year ended 31 December 2002

MRM Distributions Limited

Directors' report

For the year ended 31 December 2002

The directors present their report with the financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company was dormant during the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2002 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The director of the company at 31 December 2002, who has served throughout the whole of the year ended on that date, is listed below:

A B Cowling (Chairman)

4 Directors' interests in shares of the company

The director had no interest in the shares of the company at any time during the year. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

MRM Distributions Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£000	£000
Creditors: amounts falling due within one year	3	(1,145)	(1,145)
Net current liabilities		(1,145)	(1,145)
Total assets less current liabilities		(1,145)	(1,145)
Net liabilities		(1,145)	(1,145)
Capital and reserves			
Called up share capital	4	240	240
Share premium account		3,460	3,460
Profit and loss account		(4,845)	(4,845)
Equity shareholders' funds	5	(1,145)	(1,145)

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 to 5 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling

Chairman

MRM Distributions Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Employee information

The company has no employees (2001 – nil) except for its director who received no remuneration for his services during the year (2001 - £nil).

3 Creditors: Amounts falling due within one year

	2002	2001
	£000	£000
Amounts owed to group undertakings	**1,145**	1,145

4 Called up share capital

	2002	2001
	£000	£000
Authorised		
250,000 ordinary shares of £1 each	**250**	250
Allotted, called up and fully paid		
240,000 ordinary shares of £1 each	**240**	240

5 Reconciliation of movements in shareholders' funds

	2002	2001
	£000	£000
Opening shareholders' funds	**(1,145)**	**(1,145)**
Loss for the period	-	-
Closing shareholders' funds	(1,145)	(1,145)

6 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

MRM Promotional Services Limited

Report and accounts

For the year ended

31 December 2002

Reg No 2802877

MRM Promotional Services Limited

Report and accounts

For the year ended 31 December 2002

MRM Promotional Services Limited

Directors' report (continued)

For the year ended 31 December 2002

The director presents his report together with the audited financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The principal activity of the company during the year was, and will continue to be, data processing for membership subscriptions, competition management and promotional services. Both the level of business and the year end financial position were satisfactory and the director expects that the present level of activity will be sustained for the foreseeable future.

2 Results and dividends

The profit and loss account for the year is set out on page 6. The director does not recommend the payment of a dividend for the year (2001 - £nil).

3 Directors

The director of the company during the year is listed below:

A B Cowling (Chairman)

4 Directors' interests in shares of the company

The director had no interest in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4th February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting

MRM Promotional Services Limited

Directors' report (continued)

For the year ended 31 December 2002

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

MRM Promotional Services Limited

Independent auditors' report to the members of MRM Promotional Services Limited

For the year ended 31 December 2002

We have audited the financial statements that comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

MRM Promotional Services Limited

Independent auditors' report to the members of MRM Promotional Services Limited

For the year ended 31 December 2002

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
15th July 2003

MRM Promotional Services Limited

Profit and loss account

For the year ended 31 December 2002

	Notes	2002	2001
		£000	£000
Turnover – continuing operations	2	3,727	3,511
Cost of sales		(2,400)	(2,187)
Gross profit		1,327	1,324
Administrative expenses		(1,240)	(1,222)
Operating profit - continuing operations		87	102
Interest receivable and similar income	3	-	1
Interest payable and similar charges	3	-	(1)
Profit on ordinary activities before taxation	3	87	102
Taxation on profit on ordinary activities	6	(3)	14
Profit for the financial year		84	116

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the year stated above and their historical cost equivalents.

There were no discontinued activities during the year (2001 - nil).

MRM Promotional Services Limited

Balance sheet

As at 31 December 2002

	Notes	**2002**	2001
		£000	£000
Current assets			
Debtors	7	**22,399**	16,189
Cash at bank and in hand		**37**	2
		22,436	16,191
Creditors: amounts falling due within one year	8	**(21,966)**	(15,805)
Net assets		**470**	386
Capital and reserves			
Called up share capital	9	**1**	1
Share premium account	10	**999**	999
Profit and loss account	10	**(530)**	(614)
Equity shareholders' funds	10	**470**	386

The financial statements on pages 6 to 14 were approved by the director on 15th July 2003 and were signed by:



A B Cowling
Chairman

MRM Promotional Services Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. FRS 19 'Deferred Taxation' has been adopted in these financial statements. The adoption of this standard represents a change in accounting policy, however the effect is not material and therefore comparative figures have not been restated. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight-line basis over the lease term.

Pension arrangements

The company participates in a group defined contribution pension plan. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of the plan.

Principal accounting policies (continued)

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services provided to customers, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

	2002	2001
	£000	£000
Operating leases - land and buildings	**128**	128
Interest receivable and similar income	-	(1)
Interest payable and similar charges	-	1

Auditors' remuneration for the year ended 31 December 2002 and 2001 has been borne by a fellow group undertaking, Taylor Nelson Sofres UK Ltd.

4 Directors' emoluments

The director received no remuneration for his services throughout the year.
(2001 –£nil)

5 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2002	2001
	No.	No.
Directors	**1**	1
Other	**66**	63
	67	64

Employment costs comprised:	£000	£000
Wages and salaries	**930**	936
Social security costs	**86**	85
Other pension costs	**29**	31
	1,045	1,052

6 Taxation on profit on ordinary activities

	2002	2001
	£000	£000
Analysis of charge in the year:		
Current tax		
UK corporation tax on profit for the year	-	-
Total current tax	-	-
Deferred tax		
Origination and reversal of timing difference		
- Current year	**3**	5
- Prior Year	-	(19)
Total deferred tax	**3**	(14)
Tax on profit on ordinary activities	**3**	(14)
Factors affecting tax charge for the year:		
Profit on ordinary activities before taxation	**87**	102
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	**26**	31
Effects of:		
Expenses not deductible for tax purposes	**2**	1
Utilisation of tax losses	**(25)**	(27)
Capital allowances for year in excess of depreciation	**(3)**	(5)
Current tax charge	-	-

There is no un-provided deferred tax in the company (2001 - £nil).

The company benefited from the surrender of losses, resulting in there being no corporation tax charge for 2002 or 2001. Such losses are surrendered to MRM Promotional Services Ltd at nil cost, from other companies within the Group.

Deferred tax liabilities have not been discounted.

7 Debtors

	2002	2001
	£000	£000
Trade debtors	**2,400**	1,491
Amounts due from group undertakings	**1,229**	1,046
Loans to group undertakings	**18,654**	13,060
Prepayments and accrued income	**69**	418
Other debtors	**47**	174
	22,399	16,189

8 Creditors: Amounts falling due within one year

	2002	2001
	£000	£000
Bank loans and overdrafts	**226**	5
Amounts owed to group undertakings	**20,489**	14,690
Fees in advance	**65**	-
Other tax and social security	**257**	146
Other creditors	**456**	689
Accruals	**473**	275
	21,966	15,805

9 Called up share capital

	2002	2001
	£000	£000
Authorised		
100,000 ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid		
1,000 ordinary shares of £1 each	**1**	1

MRM Promotional Services Limited

Notes to the financial statements

For the year ended 31 December 2002

10 Reconciliation of movements in shareholders' funds

	Share Premium	Share capital	Profit & loss	Total
	£000	£000	£000	£000
Balance as at 1 January 2002	999	1	(614)	**386**
Profit for the financial year	-	-	84	**84**
Balance as at 31 December 2002	**999**	**1**	**(530)**	**470**

11 Other financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings	
	2002	2001
Operating leases which expire:	**£000**	£000
within one year	**33**	-
within two to five years	**-**	128
	33	128

12 Related party transactions

MRM Promotional Services Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of MRM Promotional Services Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

13 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Multi Resource Marketing Limited

Report and accounts

for the year ended

31 December 2002

Reg No 2184976

Multi Resource Marketing Limited

Report and accounts

For the year ended 31 December 2002

Multi Resource Marketing Limited

Directors' report (continued)

For the year ended 31 December 2002

The directors present their report together with the financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2002 and the preceding period.Accordingly no profit and loss account is presented with these financial statements.

3 Directors

The director of the company at 31 December 2002, who has served throughout the whole of the year ended on that date, is listed below:

A B Cowling (Chairman)

4 Directors' interests in shares of the company

The director had no interest in the shares of the company at any time during the year. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed was passed at the annual general meeting.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

Multi Resource Marketing Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£	£
Current assets			
Debtors: amounts falling due within one year			
Amounts owed by group undertakings		**156,626**	156,626
		156,626	156,626
Creditors: amounts falling due within one year			
Amounts owed to group undertakings		**-**	-
Net current assets		**156,626**	156,626
Net assets		**156,626**	156,626
Capital and reserves			
Called up share capital	2	**156,680**	156,680
Share premium account		**1,925**	1,925
Profit and loss account		**(1,979)**	(1,979)
Equity shareholders' funds		**156,626**	156,626

The company was fully dormant within the meaning of section 250 of the Companies Act 1985 throughout the year ended 31 December 2002.

The financial statements on pages 3 and 4 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling
Chairman

Multi Resource Marketing Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention, and in accordance with applicable Accounting Standards in the United Kingdom, which have been applied consistently.

Fixed asset investments

Fixed assets investments are stated at cost. Provision is made for any permanent diminution in the value of investments.

2 Called up share capital

	2002	2001
Authorised	**£**	£
250,000 ordinary shares of £1 each	**250,000**	250,000
Allotted, called up and fully paid		
156,680 ordinary shares of £1 each	156,680	156,680

3 Ultimate parent undertaking

The company's ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Opinion Research Limited

Report and accounts

for the year ended

31 December 2002

Reg No 835544

Opinion Research Limited

Report and accounts

For the year ended 31 December 2002

Opinion Research Limited

Directors' report

For the year ended 31 December 2002

The director presents his report together with the audited financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company did not trade throughout the year, but was not dormant by virtue of the disposal of its investment in Fieldcontrol Ltd to TNS UK Ltd (formerly Taylor Nelson Sofres Group Ltd).

2 Results and dividends

The company did not trade during the year but a dividend of £1,264,334 was proposed in the preceding period therefore the profit and loss account is presented on page 6.

3 Directors

The director of the company during the year is listed below:

Anthony Cowling

4 Directors' interests in shares of the company

The director had no interests in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Opinion Research Limited

Directors' report (continued)

For the year ended 31 December 2002

5 Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4th February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors.

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

Opinion Research Limited

Independent auditors' report to the members of Opinion Research Limited

For the year ended 31 December 2002

We have audited the financial statements, which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion Research Limited

Independent auditors' report to the members of Opinion Research Limited

For the year ended 31 December 2002

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its result for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
15th July 2003

Opinion Research Limited

Profit and loss account

For the year ended 31 December 2002

	Notes	**2002**	2000
		£000	£000
Profit on ordinary activities before taxation		-	-
Taxation on profit on ordinary activities		-	-
Profit for the financial year		-	-
Dividends proposed	3	-	(1,264)
Retained loss for the year		-	(1,264)
Statement of retained profits			
Retained profit at 1 January		-	1,264
Retained loss for the year		-	(1,264)
Retained loss at 31 December 2002	8	-	-

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the year stated above and their historical cost equivalents.

Opinion Research Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£000	
Fixed assets			
Fixed asset investments	4	-	70
		-	70
Current assets			
Debtors	5	2,395	3,463
		2,395	3,463
Creditors: amounts falling due within one year	6	(2,395)	(3,533)
Net current liabilities		-	(70)
Net assets		-	-
Capital and reserves			
Called up share capital	7	-	-
Profit and loss account	8	-	-
Equity shareholders' funds	8	-	-

The financial statements on pages 6 to 11 were approved by the director on 15th July 2003 and were signed by:



A B Cowling
Chairman

Opinion Research Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (Revised) from publishing a cash flow statement.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in the value of investments.

2 Employee Information

The company had no employees (2001 – nil) except for its directors who received no remuneration for their services during the year (2001 - £nil)

3 Dividends

	2002	2001
	£000	£000
Final dividend - proposed	-	1,264
	-	1,264

Opinion Research Limited

Notes to the financial statements

For the year ended 31 December 2002

4 Fixed asset investments

	Shares in subsidiary undertaking
Cost and net book value	£
At 1 January 2002	70,000
Disposal	(70,000)
At 31st December 2002	-

The investment in Fieldcontrol Limited was transferred to TNS UK Limited (formerly Taylor Nelson Sofres Group Ltd) during the year.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

5 Debtors

	2002	2001
	£000	£000
Amounts due from group undertakings	**2,395**	3,463
	2,395	3,463

6 Creditors: Amounts falling due within one year

	2002	2001
	£000	£000
Amounts owed to parent company	**1,130**	2,300
Amounts owed to group undertakings	**1,265**	1,233
	2,395	3,533

Opinion Research Limited

Notes to the financial statements

For the year ended 31 December 2002

7 Called up share capital

	2002	2001
	£	£
Authorised		
100 ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid		
100 ordinary shares of £1 each	**100**	100

8 Reconciliation of movements in shareholders' funds

	2002	2001
	£	£
Opening equity shareholders' funds	-	1,264
Retained loss for the financial year	-	(1,264)
Closing equity shareholders' funds	-	-

9 Related party transactions

Opinion Research Ltd is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of Opinion Research Limited do not include disclosure of transactions with companies that are 90% owned within the group.

	2002	**2001**
Intercompany balances at the year end were:	**£**	**£**
Amounts due from Fieldcontrol	72,000	72,000

The above transactions were undertaken at arms length on normal commercial terms.

10 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Parker Bishop Limited

Report and accounts

for the year ended

31 December 2002

Reg No 662917

Parker Bishop Limited

Report and accounts

For the year ended 31 December 2002

Parker Bishop Limited

Directors' report

For the year ended 31 December 2002

The directors present their report together with the audited financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The principal activity of the company during the year was the monitoring of Radio and Television Broadcasting and publishing reports thereon. On 8th April 2002, the trade of the company was transferred to the parent company, TNS Media Intelligence Ltd (formerly Tellex Monitors Ltd).

2 Results and dividends

The profit and loss account for the year is set out on page 6. The directors do not recommend the payment of a dividend for the year (2001 - nil).

3 Directors

The directors of the company who held office during the year are listed below:

A B Cowling (Chairman)
J A Hickling (resigned 31st January 2002)

4 Directors' interests in shares of the company

The directors had no interest in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4th February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting

Parker Bishop Limited

Directors' report (continued)

For the year ended 31 December 2002

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

Parker Bishop Limited

Independent auditors' report to the members of Parker Bishop Limited

For the year ended 31 December 2002

We have audited the financial statements, which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Parker Bishop Limited

Independent auditors' report to the members of Parker Bishop Limited

For the year ended 31 December 2002

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
15th July 2003

Parker Bishop Limited

Profit and loss account

For the year ended 31 December 2002

	Notes	2002	2001
		£000	£000
Turnover	2	**279**	1,155
Cost of sales		**(87)**	(622)
Gross profit		**192**	533
Administrative expenses		**(137)**	(551)
Operating profit/(loss)	3	**55**	(18)
Interest receivable and similar charges	3	**6**	-
Profit/(loss) on ordinary activities before taxation		**61**	(18)
Taxation on profit/(loss) on ordinary activities	6	**4**	6
Profit/(loss) for the financial year		**65**	(12)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the year stated above and their historical cost equivalents.

All of the above transactions in the current year relate to discontinuing operations

Parker Bishop Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£000	£000
Fixed assets			
Tangible fixed assets	7	**6**	11
		6	11
Current assets			
Debtors	8	**189**	240
Cash at bank and in hand		**1**	33
		190	273
Creditors: amounts falling due within one year	9	**(14)**	(167)
Net current assets		**176**	106
Net assets		**182**	117
Capital and reserves			
Called up share capital	10	**3**	3
Profit and loss account	11	**179**	114
Equity shareholders' funds	11	**182**	117

The financial statements on pages 6 to 14 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling

Director

Parker Bishop Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. FRS 19 'Deferred Taxation' has been adopted in these financial statements. The adoption of this standard represents a change in accounting policy, however the effect is not material and therefore comparative figures have not been restated. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Cashflow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Tangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation. Depreciation is provided on all fixed assets at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Fixtures, fittings and computer equipment	3 - 10 years

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight-line basis over the lease term.

Pensions

The company participates in the group defined contribution pension plan, contributions for which are charged to the profit and loss account as they become payable in accordance with the rules of the plan.

Principal accounting policies (continued)

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of broadcast monitoring services to customers, primarily group companies, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Profit/(Loss) on ordinary activities before taxation

Profit/(loss) on ordinary activities before taxation is stated after charging:

	2002	2001
	£000	£000
Depreciation of owned fixed assets	**5**	12
Auditors' remuneration for audit services	**3**	2
Operating leases – land and buildings	**25**	25
Interest receivable and similar income	**(6)**	-

4 Directors' emoluments

No directors received any emoluments during the year (2001- £nil).

Benefits are accruing to one director under the defined benefit plan. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his emoluments are disclosed in the financial statements of that company.

5 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2002	2001
	No.	No.
Monitoring and production	3	14
Sales and administration	3	8
	6	22

Employment costs comprised:	£000	£000
Wages and salaries	83	326
Social security costs	6	27
Other pension costs	3	10
	92	363

Parker Bishop Limited

Notes to the financial statements

For the year ended 31 December 2002

6 Taxation on profit on ordinary activities

	2002	2001
	£000	£000
Analysis of credit in the year:		
Current tax		
Adjustments in respect of prior years	**(5)**	-
Total current tax	**(5)**	-
Deferred tax		
Origination and reversal of timing difference		
- Current year	**1**	-
- Prior Year	**-**	(6)
Total deferred tax	**1**	(6)
Tax on profit on ordinary activities	**(4)**	(6)
Factors affecting tax credit for the year:		
Profit/(loss) on ordinary activities before taxation	**61**	(18)
Loss on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	**18**	(5)
Effects of:		
Group relief	**(17)**	5
Depreciation for year in excess of capital allowances	**(1)**	-
Adjustments to tax charge in respect of prior years	**(5)**	-
Current tax credit	**(5)**	-

There is no un-provided deferred tax in the company (2001 - £nil).

Parker Bishop Limited

Notes to the financial statements

For the year ended 31 December 2002

7 Tangible fixed assets

	Equipment	Total
	£000	£000
Cost		
At 1 January 2002	85	85
At 31 December 2002	**85**	**85**
Depreciation		
At 1 January 2002	74	74
Charge for the year	5	5
At 31 December 2002	**79**	**79**
Net book value		
At 31 December 2002	**6**	**6**
At 31 December 2001	11	11

8 Debtors

	2002	2001
	£000	£000
Trade debtors	**-**	186
Amounts due from group undertakings	**183**	47
Other debtors	**6**	7
	189	240

9 Creditors: Amounts falling due within one year

	2002	2001
	£000	£000
Amounts due from group undertakings	3	-
Corporation tax	-	102
Other tax and social security	-	47
Other creditors	11	18
	14	167

10 Called up share capital

	2002	2001
	£000	£000
Authorised		
5,000 ordinary shares of £1 each	5	5
Allotted, called up and fully paid		
3,400 ordinary shares of £1 each	3	3

11 Reconciliation of movements in shareholders' funds

	Share capital £000	Profit and loss account £000	Total £000
Balance at 1 January 2002	3	114	117
Profit for the year	-	65	65
Balance at 31 December 2002	3	179	182

12 Other financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings	
	2002	2001
Operating leases which expire:	**£000**	£000
Within two to five years	**25**	25
	25	25

13 Related party transactions

Parker Bishop Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of Parker Bishop Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

14 Ultimate parent undertaking

The immediate parent undertaking is Taylor Nelson Sofres UK Ltd (formerly TNS Group Ltd) and the ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Professional Perspectives Limited

Report and accounts

For the year ended

31 December 2002

Reg No 629357

Professional Perspectives Limited

Directors' report

For the year ended 31 December 2002

The directors present their report together with the financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Directors

The directors of the company at 31 December 2002, both of whom have been directors for the whole of the year ended on that date, are listed below:

A B Cowling (Chairman)
P K Wright

3 Directors' interests in shares of the company

No directors were interested in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson AGB plc, and his interests in the shares of Taylor Nelson AGB plc are disclosed in the directors' report of that company.

Mr Wright holds interests in the ultimate parent company, Taylor Nelson Sofres plc as follows:-

	At 1 Jan 2002	Granted	Sold/ Exercised	At 31 Dec 2002
	No.	No.	No.	No.
Ordinary shares	5,206	-	-	5,206
Executive share option plan	75,000	-	-	75,000

Professional Perspectives Limited

Directors' report (Continued)

For the year ended 31 December 2002

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed was passed at an extraordinary general meeting.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

Professional Perspectives Limited

Balance sheet

As at 31 December 2002

	Notes	**2002**	2001
		£	£
Capital and reserves			
Called up share capital	2	**2,140,264**	2,140,264
Profit and loss account		**(2,140,264)**	(2,140,264)
		-	-

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 and 4 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling

Chairman

Professional Perspectives Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2002	2001
Authorised	£	£
2,129,164 ordinary shares of £1 each	**2,129,164**	2,129,164
55,000 ordinary shares of 1p each	**550**	550
55,000 deferred shares of £1 each	**55,000**	55,000
	2,184,714	2,184,714
Allotted, called up and fully paid		
2,084,714 ordinary shares of £1 each	**2,084,714**	2,084,714
55,000 ordinary shares of 1p each	**550**	550
55,000 deferred shares of £1 each	**55,000**	55,000
	2,140,264	2,140,264

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, AGB House, Westgate, London W5 1UA.

Schemetype Limited

Report and accounts

for the year ended

31 December 2002

Reg No 2679478

Schemetype Limited

Directors' report

For the year ended 31 December 2002

The directors present their report together with the financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

The company acts as trustee to the Taylor Nelson AGB Employee Share Ownership Plan ("ESOP") and holds shares in Taylor Nelson Sofres plc as nominee and on trust for the ESOP. The purpose of the ESOP is to facilitate the acquisition of shares in Taylor Nelson by employees of the group.

2 Directors

The directors of the company at 31 December 2002 are as follows:

A B Cowling (Chairman)
H R Stammers
D S Lowden

3 Directors' interests in shares

No directors held any interests in the shares of the company at any time during the year.

Mr Cowling and Mr Lowden are directors of the ultimate parent undertaking, Taylor Nelson Sofres plc, and their interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Mr Stammers holds interests in the ultimate parent company, Taylor Nelson Sofres plc as follows:-

	At 1 Jan 2002	Granted	Sold/ Exercised	At 31 Dec 2002
	No.	No.	No.	No.
Ordinary shares	847,672	600,000	-	1,447,672

Schemetype Limited

Directors' report

For the year ended 31 December 2002

4 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed has been passed at an extraordinary general meeting.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

Schemetype Limited

Balance Sheet

As at 31 December 2002

	Notes	**2002**	2001
		£	£
Current assets			
Debtors: Amounts falling due within one year			
Amounts owed by parent undertaking		**21,673**	21,673
		21,673	21,673
Creditors: amounts falling due within one year		**(21,671)**	(21,671)
Net assets		**2**	2
Capital and reserves			
Called up share capital	2	**2**	2
		2	2

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 and 4 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling

Chairman

Schemetype Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2002	2001
	£	£
Authorised		
1,000 ordinary shares of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
2 ordinary shares of £1 each	**2**	2

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements may be obtained from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Scher International Limited

Report and accounts

for the year ended

31 December 2002

Reg No 2587875

Scher International Limited

Report and accounts

For the year ended 31 December 2002

Scher International Limited

Directors' Report

For the year ended 31 December 2002

The directors present their report together with the audited financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company's principal activity is the provision of customer service advice, training, measurement and benchmarking services. Both the level of business and the year-end financial position were below expectations due to the economic conditions. Since the year end, the business of Scher International Limited has been transferred to TNS UK Limited, the immediate parent company.

2 Results and dividends

The result for the year is set out in the profit and loss account on page 6. The directors do not recommend the payment of a dividend for the year (2001 - £nil).

3 Directors

The directors of the company during the year are listed below:

AB Cowling
C Nicolaou (resigned 10 April 2002)
S Scher (resigned 10 April 2002)

4 Directors' interests in shares of the company

The beneficial interests of the directors in the share capital of the company were sold to Taylor Nelson Sofres UK Ltd on 10 April 2002. The number of shares sold was as follows:

Ordinary £0.01 shares	
C Nicolaou	4,155
S Scher	8,345

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interest in shares of Taylor Nelson Sofres plc is disclosed in the directors' report of that company.

C Nicolaou and S Scher held options to subscribe for shares in the ultimate parent company, Taylor Nelson Sofres plc during the year, as follows:

	1 Jan 2002	31 Dec 2002
C Nicolaou	2,531	2,531
S Scher	3,375	-

Mr Scher's options lapsed on 6 August 2002. Mr Nicolaou still holds his options

5 Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4 February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

Scher International Limited

Independent auditors' report to the members of Scher International Limited

For the year ended 31 December 2002

We have audited the financial statements, which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Scher International Limited

Independent auditors' report to the members of Scher International Limited

For the year ended 31 December 2002

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
15th July 2003

Scher International Limited

Profit and loss account

For the year ended 31 December 2002

	Notes	**2002**	2001
		£000	£000
Turnover	2	**1,876**	1,926
Cost of sales		**(1,199)**	(970)
Gross profit		**677**	956
Administrative expenses		**(1,042)**	(919)
Operating (Loss)/Profit		**(365)**	37
Interest receivable and similar income	3	**2**	2
(Loss)/profit on ordinary activities before taxation	3	**(363)**	39
Taxation on (loss)/profit on ordinary activities	6	**29**	(18)
(Loss)/Profit for the financial year		**(334)**	21
Retained loss at 1 January		**(42)**	(63)
Retained loss at 31 December	12	**(376)**	(42)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the loss on ordinary activities before tax and the retained loss for the year stated above and their historical cost equivalents.

The trade of Scher International Ltd was transferred to TNS UK Ltd with effect from 1 January 2003.

Scher International Limited

Balance sheet

As at 31 December 2002

	Note	2002 £000	2001 £000
Fixed assets			
Intangible fixed assets	7	**148**	210
Tangible fixed assets	8	**-**	3
		148	213
Current assets			
Work in progress		**1**	-
Debtors	9	**1,439**	3,138
Cash at bank and in hand		**317**	293
		1,757	3,431
Creditors: amounts falling due within one year	10	**(1,760)**	(3,165)
Net current (liabilities)/assets		**(3)**	266
Net assets		**145**	479
Capital and reserves			
Called up share capital	11	**1**	1
Share premium	12	**520**	520
Profit and loss account	12	**(376)**	(42)
Equity shareholders' funds	12	**145**	479

The financial statements on pages 6 to 17 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:

A B Cowling

Chairman

Scher International Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. FRS 19 'Deferred Taxation' has been adopted in these financial statements. The adoption of this standard represents a change in accounting policy, however the effect is not material and therefore comparative figures have not been restated. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared in accordance with the historical cost convention.

Cash flow statement

The company falls within the small company criteria as defined by the accounting standards. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (Revised) from publishing a cash flow statement.

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project. Costs incurred on projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are charged or credited to the profit and loss account.

Principal accounting policies (continued)

Tangible fixed assets and other intangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation. Depreciation is provided on all fixed assets at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Fixtures, fittings and computer equipment	3 - 10 years
Computer software and databases	5 years
Leasehold improvements	10 years or period of lease if shorter

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Pension costs

The company participates in a group defined contribution pension plan. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of the plan.

Stocks and work-in-progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of specifically attributable overheads.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services provided to customers, excluding Value Added Tax, and was all earned within the United Kingdom.

3 (Loss)/Profit on ordinary activities before taxation

(Loss)/Profit on ordinary activities before taxation is stated after charging:

	2002	2001
	£000	£000
Depreciation of owned fixed assets	**-**	2
Amortisation of development costs	**62**	64
Operating leases - Buildings	**1**	60
Operating leases –other	**-**	12
Bank interest received	**2**	2

Auditors' remuneration in respect of the years ended 31 December 2002 and 2001 has been borne by fellow group undertaking, Taylor Nelson Sofres UK Ltd.

4 Directors' emoluments

The emoluments of the directors of the company were:

	2002	2001
	£000	£000
Aggregate emoluments	**125**	160
Pension contributions to defined contribution scheme	**7**	9
	132	169

All directors accrue retirement benefits under group defined contribution schemes. The emoluments shown above include amounts paid to:

	2002	2001
	£000	£000
Highest paid director	**82**	80
Pension contributions to defined contribution scheme	**5**	5
	87	85

5 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2002	2001
	No.	No.
Marketing	8	8
Production	-	12
Administration	1	2
	9	22

	2002	2001
	£000	£000
Employment costs comprised:		
Wages and salaries	493	680
Social security costs	46	64
Other pension costs	8	22
	547	766

Scher International Limited

Notes to the financial statements

For the year ended 31 December 2002

6 Taxation on (loss)/profit on ordinary activities

	2002	2001
	£000	£000
Analysis of credit in the year:		
Current tax		
UK corporation tax on profit for the year	**-**	23
Adjustments in respect of prior years	**(30)**	-
Total current tax	**(30)**	23
Deferred tax		
Origination and reversal of timing difference		
- Current year	**1**	2
- Prior Year	**-**	(7)
Total deferred tax	**1**	(5)
Tax on (loss)/profit on ordinary activities	**(29)**	18
Factors affecting tax credit for the year:		
(Loss)/profit on ordinary activities before taxation	**(363)**	39
(Loss)/profit on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	**(109)**	13
Effects of:		
Utilisation of tax losses	**110**	(1)
Excess of capital allowances over depreciation	**(1)**	(1)
Adjustments to tax charge in respect of prior years	**(30)**	12
Current tax credit	**(30)**	23

There is no unprovided deferred tax in the company (2001-£nil)

Scher International Limited

Notes to the financial statements

For the year ended 31 December 2002

7 Intangible fixed assets

	Software & Databases
	£000
Cost	
At 1 January 2002	321
At 31 December 2002	**321**
Amortisation	
At 1 January 2002	111
Charge for the year	62
At 31 December 2002	**173**
Net Book Value	
At 31 December 2002	**148**
At 31 December 2001	210

Scher International Limited

Notes to the financial statements

For the year ended 31 December 2002

8 Tangible fixed assets

	Computer & Office equipment £000
Cost	
At 1 January 2002	8
Disposals	(8)
At 31 December 2002	-
Depreciation	
At 1 January 2002	5
Disposals	(5)
At 31 December 2002	-
Net Book Value	
At 31 December 2002	-
At 31 December 2001	3

9 Debtors

	2002	2001
	£000	£000
Trade debtors	**1,197**	846
Amounts owed by Parent	**-**	2,259
Amounts owed by fellow group undertakings	**1**	-
Other Debtors	**4**	7
Prepayments and accrued income	**237**	26
	1,439	3,138

Scher International Limited

Notes to the financial statements

For the year ended 31 December 2002

10 Creditors: Amounts falling due within one year

	2002	2001
	£000	£000
Bank overdrafts	30	-
Trade creditors	2	87
Amounts owed to fellow Group Undertakings	859	702
Amount owed to Parent	624	2,168
Corporation tax	7	39
Other taxes and social security	120	79
Accruals	118	77
Other creditors	-	13
	1,760	3,165

11 Called up share capital

	2002	2001
Authorised	£	£
100,000 ordinary shares of 1p each	1,000	1,000
Allotted, called up and fully paid		
50,000 ordinary shares of 1p each	500	500

12 Reconciliation of movements in shareholders' funds

	Share capital £000	Share premium £000	Profit and loss account £000	Total £000
Balance at 1 January 2002	1	520	(42)	479
Retained loss for the financial year	-	-	(334)	(334)
Balance at 31 December 2002	**1**	**520**	**(376)**	**145**

13 Related Party Transactions

Scher International Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of Scher International Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

14 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd (formerly Taylor Nelson Sofres Group Ltd) and the ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres Plc which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Specialist Field Resources Limited

Report and accounts

for the year ended

31 December 2002

Reg No 2597974

Specialist Field Resources Limited

Report and accounts

For the year ended 31 December 2002

Specialist Field Resources Limited

Directors' report

For the year ended 31 December 2002

The director presents his report together with the audited financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The principal activity of the company during the year was, and will continue to be, market research fieldwork. Both the level of business and the year end financial position were satisfactory and the director expects that the present level of activity will be sustained for the foreseeable future.

2 Results and dividends

The profit and loss account for the year is set out on page 6. The director recommends the payment of a final dividend of £1,148,838 (2001 - nil).

3 Directors

The director of the company during the year is listed below:

A B Cowling

4 Directors' interests in shares of the company

The director had no interests in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4 February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

Specialist Field Resources Limited

Independent auditors' report to the members of Specialist Field Resources Limited

For the year ended 31 December 2002

We have audited the financial statements, which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of director's responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Specialist Field Resources Limited

Independent auditors' report to the members of Specialist Field Resources Limited

For the year ended 31 December 2002

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
15th July 2003

Specialist Field Resources Limited

Profit and loss account

For the year ended 31 December 2002

	Notes	2002	2001
		£	£
Turnover - continuing operations	2	**7,409,988**	8,130,207
Cost of sales		**(6,581,011)**	(7,282,779)
Profit on ordinary activities before tax	3	**828,977**	847,428
Taxation on profit on ordinary activities	5	**(18)**	287,223
Profit for the financial year		**828,959**	1,134,651
Dividends payable		**(1,148,838)**	-
Retained profit/(accumulated loss) for the year		**(319,879)**	1,134,651
Statement of retained profits			
Retained profit at 1 January		**1,148,838**	14,187
Retained profit for the year		**(319,879)**	1,134,651
Retained profit at 31 December		**828,959**	1,148,838

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before tax and the retained profit for the year stated above and their historical cost equivalents.

There were no discontinued activities in the year (2001 –£nil).

Specialist Field Resources Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£	£
Current assets			
Debtors	6	**2,730,346**	1,902,432
Creditors: amounts falling due within one year	7	**(1,899,387)**	(751,594)
Net assets		**830,959**	1,150,838
Capital and reserves			
Called up share capital	8	**2,000**	2,000
Profit and loss account		**828,959**	1,148,838
Equity shareholders' funds	9	**830,959**	1,150,838

The financial statements on pages 6 to 12 were approved by the director on 15th July 2003 and were signed by:



A B Cowling
Chairman

Specialist Field Resources Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. FRS 19 'Deferred Taxation' has been adopted in these financial statements. The adoption of this standard represents a change in accounting policy, however the effect is not material and therefore comparative figures have not been restated. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared in accordance with the historical cost convention.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (Revised) from publishing a cash flow statement.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services to customers, all of which are group companies, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Profit on ordinary activities before taxation

Auditors' remuneration in respect of the year ended 31 December 2002 has been borne by the immediate parent company, Taylor Nelson Sofres UK Ltd (2001- £nil).

4 Directors' emoluments

The company has no employees (2001–nil) except for its director, who received no remuneration for his services in the year (2001 - £nil).

Specialist Field Resources Limited

Notes to the financial statements

For the year ended 31 December 2002

5 Taxation on profit on ordinary activities

	2002	2001
	£	£
Analysis of charge/(credit) in the year		
Current tax		
Adjustments in respect of prior years	**(330)**	(285,830)
Total current tax	**(330)**	(285,830)
Deferred tax		
Origination and reversal of timing differences		
- current year	**348**	465
- prior year	**-**	(1,858)
Total deferred tax	**348**	(1,393)
Tax on profit on ordinary activities	**18**	(287,223)
Factors affecting tax charge for the year		
Profit on ordinary activities before tax	**828,977**	847,428
Profit on ordinary activities before tax multiplied by standard rate of corporation tax (30%)	**248,693**	254,228
Effects of:		
Utilisation of group relief	**(248,345)**	(253,763)
Adjustments in respect of prior years	**(330)**	(285,830)
Capital allowances in excess of depreciation	**(348)**	(465)
Tax on profit on ordinary activities	**(330)**	(285,830)

There is no un-provided deferred tax in the company (2001 - £nil).

The company benefited from the surrender of losses, resulting in there being no corporation tax charge for 2002. Such losses are surrendered to Specialist Field Resources at nil cost, from other companies within the Group.

Specialist Field Resources Limited

Notes to the financial statements

For the year ended 31 December 2002

6 Debtors

	2002	2000
	£	£
Amounts owed by parent undertaking	**2,729,301**	1,901,039
Deferred tax	**1,045**	1,393
	2,730,346	1,902,432

7 Creditors: Amounts falling due within one year

	2002	2001
	£	£
Amounts owed to parent	**1,846,819**	698,264
Amounts owed to group undertaking	**53,000**	53,000
Corporation tax	**18**	330
	1,899,837	751,594

8 Called up share capital

	2002	2001
Authorised, allotted, called up and fully paid	£	£
2,000 ordinary shares of £1 each	**2,000**	2,000

9 Reconciliation of movements in shareholders' funds

	2002	2001
	£	£
Opening shareholders' funds	**1,150,838**	16,187
Retained profit for the year	**(319,879)**	1,134,651
Closing shareholders' funds	**830,959**	1,150,838

Specialist Field Resources Limited

Notes to the financial statements

For the year ended 31 December 2002

10 Related party transactions

Specialist Field Resources Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of Specialist Field Resources Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

11 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd (formerly Taylor Nelson Sofres Group Ltd)

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

S R Packaging Limited

Report and accounts

for the year ended

31 December 2002

Reg No 2763673

S R Packaging Limited

Report and accounts

For the year ended 31 December 2002

S R Packaging Limited

Directors' report

For the year ended at 31 December 2002

The director presents his report together with the financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company was dormant throughout the year

2 Results and dividends

The company was dormant throughout the year, but a dividend was proposed in the preceding period therefore the profit and loss account is presented on page 4

3 Directors

The director of the company during the year is listed below.

A B Cowling (Chairman)

4 Directors' interests in shares of the company

The director had no interests in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc, His interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

S R Packaging Limited

Directors' report

For the year ended at 31 December 2002

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2001 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

S R Packaging Limited

Profit and Loss account

For the year ended at 31 December 2002

	Notes	2002	2001
		£	£
Profit on ordinary activities before taxation		-	-
Taxation on profit on ordinary activities		-	-
Profit for the financial year		-	-
Dividends Proposed	3	-	(7,257)
Retained loss for the year		-	(7,257)

Statement of retained profits

	2002	2001
Retained profit at 1 January	1	7,258
Retained loss for the year	-	(7,257)
Retained profit at 31 December	1	1

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before tax and the retained profit for the year stated above and their historical cost equivalents.

All of the above results arose from discontinued activities.

S R Packaging Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£	£
Current assets			
Debtors	4	**7,260**	7,260
		7,260	7,260
Creditors: Amounts falling due within one year	5	**(7,257)**	(7,257)
Net assets		**3**	3
Capital and reserves			
Called up share capital	6	**2**	2
Profit and loss account		**1**	1
Equity shareholders' funds	7	**3**	3

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 8 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling
Chairman

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared in accordance with the historical cost convention.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

2 Directors' and auditors' remuneration

The company has no employees (2001 – nil) except for its director who received no remuneration for his services during the year (2001 - £nil).

3 Dividends

	2002	2001
	£	£
Final dividend - proposed	-	7,257
	-	7,257

S R Packaging Limited

Notes to the financial statements

For the year ended 31 December 2002

4 Debtors

	2002	2001
	£	£
Amounts owed by group undertakings	**7,260**	7,260
	7,260	7,260

5 Creditors: Amounts falling due within one year

	2002	2001
	£	£
Amounts owed to parent undertaking	**7,257**	-
Proposed dividend	**-**	7,257
	7,257	7,257

6 Called up share capital

	2002	2001
	£	£
Authorised		
100 ordinary shares of £1 each	**100**	100
Allotted, called up and fully paid		
2 ordinary shares of £1 each	**2**	2

7 Reconciliation of movements in shareholders' funds

	2002	2001
	£	£
Opening shareholders' funds	**3**	7,260
Retained loss for the financial year	**-**	(7,257)
Closing shareholders' funds	**3**	3

8 Related party transactions

S R Packaging Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available.
Consequently, the financial statements of S R Packaging Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

9 Ultimate parent undertaking

Taylor Nelson Sofres plc, registered in England and Wales, is the immediate and ultimate parent undertaking and ultimate controlling party.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Taylor Nelson AGB Limited

Report and accounts

For the year ended

31 December 2002

Reg No 3510405

Taylor Nelson AGB Limited

Directors' report

For the year ended 31 December 2002

The directors present their report together with the financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2002 and the preceding period, accordingly no profit and loss account is presented with these financial statements.

3 Directors

The director of the company at 31 December 2002 was P S K Wright.

4 Directors' interests in shares of the company

No director had any interest in the shares of the company at any time during the period.

Mr Wright holds interests in the ultimate parent company, Taylor Nelson Sofres plc as follows:-

	At 1 Jan 2002	Granted	Sold/ Exercised	At 31 Dec 2002
	No.	No.	No.	No.
Ordinary shares	5,206	-	-	5,206
Executive share option plan	75,000	-	-	75,000

Taylor Nelson AGB Limited

Directors' report

For the year ended 31 December 2002

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor is not required and will not be appointed will be proposed at the annual general meeting.

By order of the board



I J Portal
Company Secretary
Westgate, London W5 1UA
15th July 2003

Taylor Nelson AGB Limited

Balance sheet

As at 31 December 2002

	Notes	**2002**	2001
			£
Current assets			
Unpaid share capital		1	1
Net assets		1	1
Capital and reserves			
Called up share capital	2	1	1
Profit and loss account		-	-
Equity shareholders' funds	3	1	1

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 to 4 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



P S K Wright
Director

Taylor Nelson AGB Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared in accordance with the historical cost convention.

2 Called up share capital

	2002	2001
	£	£
Authorised		
1 ordinary share of £1 each	**1**	1
Allotted, called up and fully paid		
1 ordinary share of £1 each	**1**	1

3 Reconciliation of movements in shareholders' funds

	2002	2001
	£	£
Opening shareholders' funds	-	-
Share capital issued	**1**	1
Closing shareholders' funds	**1**	1

4 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.
Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Taylor Nelson AGB Television Limited

Report and accounts

For the year ended

31 December 2002

Reg No 3229747

Taylor Nelson AGB Television Limited

Directors' report

For the period ended 31 December 2002

The directors present their report together with the financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Directors

The director of the company at 31 December 2002 who has served throughout the whole of the year ended on that date, is listed below:

A B Cowling (Chairman)

3 Directors' interests in shares

The director had no interest in the shares of the company at any time during the year. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

4 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed was passed at an extraordinary general meeting.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

Taylor Nelson AGB Television Limited

Balance sheet

As at 31 December 2002

	Notes	**2002**	2001
		£	£
Current assets			
Debtors			
Amounts owed by parent undertaking		**1**	1
Net assets		**1**	1
Capital and reserves			
Called up share capital	2	**1**	1
		1	1

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 2 and 3 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling

Chairman

Taylor Nelson AGB Television Limited

Notes to the financial statements

For the period ended 31 December 2002

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2002	2001
		£
Authorised		
1,000 ordinary shares of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
1 ordinary shares of £1 each	**1**	1

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Taylor Nelson Sofres Services Limited

Report and accounts

for the year ended 31 December 2002

Reg No 3848002

Taylor Nelson Sofres Services Limited

Report and accounts

For the year ended 31st December 2002

Taylor Nelson Sofres Services Limited

Directors' report

For the year ended 31st December 2002

The directors present their report together with the audited financial statements for the period ended 31 December 2002.

1 Principal activities, business review and future developments

The company's principal activity is to ring fence central corporate costs and charges. The company provides agency services to the group for intercompany trading. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

2 Results and dividends

The profit and loss account for the year is set out on page 6. The directors are satisfied with the results for the year and view the future with confidence. A final dividend of £1,458,301 is being declared for year ending 31st December 2002. (2001 £nil).

3 Directors

The directors of the company at 31 December 2002, both of whom have been directors for the year ended on that date, are listed below:

A B Cowling (Chairman)
DS Lowden

Mr PSK Wright resigned as Company Secretary on 26 June 2002 and Mr IJ Portal was appointed.

4 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Both the directors A B Cowling and DS Lowden are also the directors of the parent undertaking, Taylor Nelson Sofres plc, and their interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

6 Auditors

Following the conversion of the company's auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4 February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as the company's auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

7 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



Ian Portal
Company Secretary
Westgate, London W5 1UA
15th July 2003

Taylor Nelson Sofres Services Limited

Auditors' report to the members of Taylor Nelson Sofres Services Limited

For the year ended 31st December 2002

We have audited the financial statements which comprise the profit and loss account, the balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Taylor Nelson Sofres Services Limited

Auditors' report to the members of Taylor Nelson Sofres Services Limited

For the year ended 31st December 2002

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
15th July 2003

Taylor Nelson Sofres Services Limited

Profit and Loss account

As at 31 December 2002

	Notes	2002	2001
		£000	£000
Turnover - continuing operations	2	12,889	9,970
Cost of sales		-	(41)
Gross profit		12,889	9,929
Administrative expenses		(11,514)	(9,470)
Operating profit - continuing operations	3	1,375	459
Profit on ordinary activities before taxation	3	1,375	459
Taxation on profit on ordinary activities	5	-	-
Profit for the period		1,375	459
Dividends	6	(1,458)	-
Retained (loss)/profit for the period	10	(83)	459

The company has no other recognised gains or losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before tax and the retained profit for the period stated. There were no discontinued activities during the period. (2001 - £nil)

Taylor Nelson Sofres Services Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£000	£000
Current assets			
Cash		96	1
Debtors	7	37,803	25,930
		37,899	25,931
Creditors: amounts falling due within one year	8	(37,523)	(25,472)
Net assets		376	459
Capital and reserves			
Called up Share capital	9	-	-
Profit and loss account	10	376	459
Equity shareholders' funds	10	376	459

The financial statements on pages 6 to 11 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling
Chairman

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting
The financial statements have been prepared in accordance with the historical cost convention.

Cash flow statement
The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Foreign currencies
Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

2 Turnover

Turnover represents the total amount receivable by the company in respect of recharges to all group companies relating to the services provided by Taylor Nelson Sofres Services Limited.

3 Profit on ordinary activities before taxation

Auditors' remuneration in respect of the year ended 31 December 2002 and 2001 has been borne by fellow group undertaking, Taylor Nelson Sofres UK Ltd (Formerly Taylor Nelson Sofres Group Ltd).

4 Directors' emoluments

The company has no employees except for its directors, who received no remuneration for their services in the period.

5 Taxation

Taxation on profit on ordinary activities

The current tax charge for the period is £nil (2001: £nil).

The tax for the period varies from then the standard rate of corporation tax in the UK (30%) (2001:30%). The differences are explained below:

Profit on ordinary activities before tax	**1,375**	**459**
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2001: 30%)	**413**	**138**
Effects of:		
Group relief	(324)	(81)
Withholding tax	(89)	(57)
Current tax charge	-	-

6 Dividends

	2002	2001
	£000	£000
Final dividend – proposed	1,458	-
	1,458	-

7 Debtors

	2002	2001
	£000	£000
Loans to fellow group undertakings	21,950	11,589
Amounts owed by fellow group undertakings	15,594	14,176
Social security and other taxes	259	165
	37,803	25,930

Taylor Nelson Sofres Services Limited

Notes to the financial statements - continued

As at 31 December 2002

8 Creditors: amounts falling due within one year

	2002	2001
	£000	£000
Accruals	95	21
Amounts owed to fellow group undertakings	33,195	22,669
Amounts owed to parent undertaking	2,775	2,782
Proposed dividends	1,458	-
	37,523	25,472

9 Share capital

	2002	2001	2002	2001
	No. of shares	No. of shares	£000	£000
Authorised				
Ordinary shares of £1 each	1,000	1,000	1	1
Allotted, called up and fully paid				
At 1 January and 31 December	2	2	-	-

10 Reconciliation of movements in shareholders' funds

	Share capital	Profit and Loss account	Total
	£000	£000	£000
At 1st January 2002	-	459	459
Retained (loss) for the year	-	(83)	(83)
At 31 December 2002	-	376	376

11 Related party transactions

Taylor Nelson Sofres Services Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of Taylor Nelson Sofres Services Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

12 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres Plc, which is registered in England and Wales.
Copies of the parent's consolidated financial statements may be obtained from Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Taylor Nelson Sofres Trustees Limited

Report and accounts

for the year ended

31 December 2002

Reg No 3014589

Taylor Nelson Sofres Trustees Limited

Directors' report

For the year ended 31 December 2002

The directors present their report together with the financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

The company acts as trustee to Taylor Nelson Sofres plc Pension Plan (1), Taylor Nelson Sofres plc Pension Plan (2), Taylor Nelson Sofres plc Pension Plan (3), Taylor Nelson Sofres plc Pension Plan (4), Taylor Nelson Research Staff Pension Plan and the Group Death in Service Insurance Scheme.

2 Directors

The directors of the company at 31 December 2002 are as follows:

A B Cowling (Chairman)
D J Addis
M L Petch
L R Taylor
E Hoefling

3 Directors' interests in shares

No directors held any interests in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interest in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Taylor Nelson Sofres Trustees Limited

Directors' report

For the year ended 31 December 2002

Mr Hoefling, Mr Taylor and Mr Petch hold interests in the ultimate parent company, Taylor Nelson Sofres plc, as follows:-

	At 1 Jan 2002	Granted	Sold/ Exercised	At 31 Dec 2002
E Hoefling	No.	No.	No.	No.
Ordinary shares	500	-	-	500
Executive share option plan	70,000	25,000	-	95,000
L R Taylor				
Ordinary shares	28,640	-	-	28,640
M L Petch				
Executive share option plan	60,000	60,000	-	120,000

4 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed has been passed at an extraordinary general meeting.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

Taylor Nelson Sofres Trustees Limited

Balance sheet

As at 31 December 2002

	Notes	**2002**	2001
		£	£
Current assets			
Debtors: Amounts falling due within one year			
Amounts owed by parent undertaking		**1**	1
Net assets		**1**	1
Capital and reserves			
Called up share capital	2	**1**	1
		1	1

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 and 4 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling

Chairman

Taylor Nelson Sofres Trustees Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2002	2001
	£	£
Authorised		
1,000 ordinary shares of £1 each	**1,000**	1,000
Allotted, called up and fully paid		
1 ordinary shares of £1 each	**1**	1

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TeleDynamics Limited

Report and accounts

for the year ended

31 December 2002

Reg No 1839253

TeleDynamics Limited

Directors' report

For the year ended 31 December 2002

The directors present their report together with the financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2002 and the preceding year. Accordingly no profit and loss account is presented with these financial statements.

3 Directors

The director of the company at 31 December 2002, who has served throughout the whole of the year ended on that date, is listed below:

A B Cowling (Chairman)

4 Directors' interests in shares of the company

The director had no interest in the shares of the company at any time during the year. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be appointed was passed at an extraordinary general meeting.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

TeleDynamics Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£	£
Current assets			
Debtors: Amounts falling due within one year			
Amounts owed by parent undertaking		**47,053**	47,053
Net assets		**47,053**	47,053
Capital and reserves			
Called up share capital	2	**1,183,286**	1,183,286
Profit and loss account		**(1,136,233)**	(1,136,233)
Equity shareholders' funds		**47,053**	47,053

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 2 and 3 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling

Chairman

TeleDynamics Limited

Notes to financial statements

For the year ended 31 December 2002

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2002	2001
	£	£
Authorised		
1,200,000 ordinary shares of £1 each	**1,200,000**	1,200,000
Allotted, called up and fully paid		
1,183,286 ordinary shares of £1 each	**1,183,286**	1,183,286

3 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TNS Media Intelligence Limited
(Formerly Tellex Monitors Limited)

Report and accounts

for the year ended

31 December 2002

Reg No 540209

TNS Media Intelligence Limited
(Formerly Tellex Monitors Limited)

Report and Accounts

For the year ended 31 December 2002

TNS Media Intelligence Limited
(Formerly Tellex Monitors Limited)

Directors' report

For the year ended 31 December 2002

The directors present their report together with the audited financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The principal activity of the company during the year was, and will continue to be, the monitoring of Radio and Television Broadcasting and publishing reports thereon. On 8th April 2002, the company acquired the trade and assets of the broadcast division of BMC News. On the same date the trade of Parker Bishop Limited, a fellow group subsidiary, was transferred to TNS Media Intelligence Limited.

2 Results and dividends

The profit and loss account for the year is set out on page 6. The directors do not recommend the payment of a dividend for the year (2001 - nil).

3 Directors

The directors who held office during the year are listed below:

A B Cowling (Chairman)
J A Hickling (resigned 14th January 2002)
J M Portier (appointed 14th January 2002)

4 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Mr Cowling and Mr Portier are directors of the ultimate parent undertaking, Taylor Nelson Sofres plc and their interests in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4th February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

TNS Media Intelligence Limited
(Formerly Tellex Monitors Limited)

Directors' report (continued)

For the year ended 31 December 2002

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



I J Portal

Company Secretary
Westgate, London, W5 1UA
15th July 2003

TNS Media Intelligence Limited
(Formerly Tellex Monitors Limited)

Independent auditors' report to the members of TNS Media Intelligence Limited

For the year ended 31 December 2002

We have audited the financial statements, which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Media Intelligence Limited
(Formerly Tellex Monitors Limited)

Independent auditors' report to the members of TNS Media Intelligence Limited

For the year ended 31 December 2002

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
15th July 2003

TNS Media Intelligence Limited
(Formerly Tellex Monitors Limited)

Profit and loss account

For the year ended 31 December 2002

	Notes	2002	2001
		£000	£000
Turnover – continuing operations	2	**5,883**	4,796
- acquired operations		**200**	-
Cost of sales		**(1,372)**	(573)
Gross profit		**4,711**	4,223
Administrative expenses		**(6,084)**	(4,396)
Operating loss – continuing operations		**(1,080)**	(173)
- acquired operations		**(293)**	-
		(1,373)	(173)
Interest payable and similar charges	3	**-**	(1)
Interest receivable and similar charges	3	**4**	-
Loss on ordinary activities before taxation	3	**(1,369)**	(174)
Taxation on loss on ordinary activities	6	**29**	76
Loss for the financial year		**(1,340)**	(98)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the loss on ordinary activities before tax and the retained loss for the year stated above and their historical cost equivalents.

There were no discontinued activities during the year (2001 - nil).

TNS Media Intelligence Limited
(Formerly Tellex Monitors Limited)

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£000	£000
Fixed assets			
Intangible fixed assets	7	**1,653**	-
Tangible fixed assets	9	**248**	436
Investments	10	**14**	14
		1,915	450
Current assets			
Debtors	11	**2,098**	1,363
Cash at bank and in hand		**41**	162
		2,139	1,525
Creditors: amounts falling due within one year	12	**(5,004)**	(1,585)
Net current liabilities		**(2,865)**	(60)
Net (liabilities)/ assets		**(950)**	390
Capital and reserves			
Called up share capital	13	**50**	50
Profit and loss account	14	**(1,000)**	340
Equity shareholders' (liabilities)/ funds	14	**(950)**	390

The financial statements on pages 6 to 18 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling
Chairman

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. FRS 19 'Deferred Taxation' has been adopted in these financial statements. The adoption of this standard represents a change in accounting policy, however the effect is not material and therefore comparative figures have not been restated. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Cashflow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Basis of consolidation

No consolidated accounts have been prepared as the company is a wholly owned subsidiary of Taylor Nelson Sofres plc, a company registered in England and Wales. Business combinations are accounted for under acquisition accounting.

Goodwill

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. In the company's financial statements, goodwill is amortised in equal instalments over the shorter of 20 years and its useful economic life and charged to the profit and loss account. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time, if events or changes in circumstances indicate that the carrying value may not be recoverable.

Principal accounting policies (continued)

Tangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation. Depreciation is provided on all fixed assets, other than freehold land, at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Freehold property	50 years
Short leasehold property	period of lease
Fixtures, fittings and computer equipment	3 - 10 years

Fixed asset investments

Fixed asset investments are stated at cost less provisions for any permanent diminution in the value of investments.

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight-line basis over the lease term.

Pensions

The company participates in the group defined contribution pension plan, contributions for which are charged to the profit and loss account as they become payable in accordance with the rules of the plan.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of broadcast monitoring services to customers, excluding Value Added Tax, and was all earned within the United Kingdom.

3 Loss on ordinary activities before taxation

Loss on ordinary activities before taxation is stated after charging/(crediting):

	2002	2001
	£000	£000
Depreciation of owned fixed assets	**218**	241
Amortisation of goodwill	**118**	-
Auditors' remuneration for audit services	**6**	6
Operating leases - land and buildings	**249**	214
Operating leases – other	**50**	4
Interest payable – other	**-**	1
Interest receivable	**(4)**	-

4 Directors' emoluments

The emoluments of the directors of the company were:

	2002	2001
	£000	£000
Aggregate emoluments	**-**	79
Pension contributions to defined contribution scheme	**-**	4
	-	83

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his emoluments are disclosed in the financial statements of that company.

5 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	2002	2001
	No.	No.
Monitoring and production	**137**	99
Sales and administration	**59**	48
	196	147

Employment costs comprised:	**£000**	£000
Wages and salaries	**3,621**	2,434
Social security costs	**307**	205
Other pension costs	**45**	38
	3,973	2,677

TNS Media Intelligence Limited
(Formerly Tellex Monitors Limited)

Notes to the financial statements

For the year ended 31 December 2002

6 Taxation on loss on ordinary activities

	2002	2001
	£000	£000
Analysis of credit in the year:		
Current tax		
Adjustments in respect of prior years	(16)	-
Total current tax	(16)	-
Deferred tax		
Origination and reversal of timing difference		
- Current year	(13)	(5)
- Prior Year	-	(71)
Total deferred tax	(13)	(76)
Tax on loss on ordinary activities	(29)	(76)
Factors affecting tax credit for the year:		
Loss on ordinary activities before taxation	(1,369)	(174)
Loss on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	(411)	(52)
Effects of:		
Expenses not deductible for tax purposes	37	4
Group relief	362	43
Depreciation for year in excess of capital allowances	12	5
Adjustments to tax charge in respect of prior years	(16)	-
Current tax credit	(16)	-

There is no unprovided deferred tax in the company (2001-£nil)

TNS Media Intelligence Limited
(Formerly Tellex Monitors Limited)

Notes to the financial statements

For the year ended 31 December 2002

7 Intangible fixed assets

	Goodwill
	£000
Cost	
At 1 January 2002	-
Additions	1,771
At 31 December 2002	**1,771**
Amortisation	
At 1 January 2002	-
Charge for the year	118
At 31 December 2002	**118**
Net book value	
At 31 December 2002	**1,653**
At 31 December 2001	-

Goodwill is amortised over the shorter of 20 years and its useful economic life, which is deemed to be 10 years.

8 Acquisitions

On the 8th April 2002, the company acquired the assets and trade of the broadcast division of BMC News, a UK Media Intelligence business. The book value of the assets was deemed to be equivalent to the fair value of those assets.

Asset type	Fair Value
	£000
Tangible fixed assets	**16**
Stocks & WIP	**2**
	(18)
Cash paid	**1,700**
Acquisition costs	**89**
Goodwill	**1,771**

Prior to acquisition, BMC was a division of BMC News and only certain assets and liabilities were acquired. In the circumstances it is not practical to provide details of the profits for the BMC business for the financial period before acquisition. In the 3 months prior to acquisition, the division recorded turnover of £490,112.

9 Tangible fixed assets

	Freehold land and buildings	Equipment	Total
	£000	£000	£000
Cost			
At 1 January 2002	22	1,906	1,928
Additions	-	30	30
At 31 December 2002	**22**	**1,936**	**1,958**
Depreciation			
At 1 January 2002	10	1,482	1,492
Charge for the year	-	218	218
At 31 December 2002	**10**	**1,700**	**1,710**
Net book value			
At 31 December 2002	**12**	**236**	**248**
At 31 December 2001	12	424	436

10 Fixed asset investments

	Interests in subsidiary undertakings
	£000
Cost and net book value	
At 1 January and 31 December 2002	14

In the opinion of the directors the value of the interests in the group undertaking is not less than that stated in the relevant balance sheets.

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are as set out below.

Subsidiary undertakings	Country of incorporation	Ownership		Principal activity
		2002	2001	
Parker Bishop Limited	UK	**100%**	100%	Broadcast Monitoring

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

11 Debtors

	2002	2001
	£000	£000
Trade debtors	**1,823**	1,234
Amounts due from group undertakings	**44**	48
Prepayments and accrued income	**34**	1
Other debtors	**197**	80
	2,098	1,363

12 Creditors: Amounts falling due within one year

	2002	2001
	£000	£000
Amounts owed to group undertakings	**4,445**	1,056
Fees in advance	**131**	83
Corporation tax	-	73
Other tax and social security	**285**	197
Accruals and deferred income	-	69
Other creditors	**143**	107
	5,004	1,585

13 Called up share capital

	2002	2001
	£000	£000
Authorised		
50,000 ordinary shares of £1 each	**50**	50
Allotted, called up and fully paid		
50,000 ordinary shares of £1 each	**50**	50

14 Reconciliation of movements in shareholders' funds

	Share capital £000	Profit and loss account £000	Total £000
Balance at 1 January 2002	50	340	390
Loss for the year	-	(1,340)	(1,340)
Balance at 31 December 2002	**50**	**(1,000)**	**(950)**

15 Other financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings		Other	
	2002	2001	**2002**	2001
Operating leases which expire:	**£000**	£000	**£000**	£000
within one year:	**158**	-	**3**	3
within two to five years:	**58**	199	**-**	3
After five years:	**10**	20	**-**	-
	226	219	**3**	6

16 Related party transactions

TNS Media Intelligence Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of TNS Media Intelligence Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

17 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd (formerly Taylor Nelson Sofres Group Ltd) and the ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TNS Sport Limited
(Formerly Sponsorship Information Services Limited)

Report and accounts

for the period ended

31 December 2002

Reg No 2824645

TNS Sport Limited
(Formerly Sponsorship Information Services Ltd)

Report and Accounts

For the period ended 31 December 2002

TNS Sport Limited
(Formerly Sponsorship Information Services Ltd)

Directors' report

For the period ended 31 December 2002

The directors present their report together with the audited financial statements for the 18 month period ended 31 December 2002.

1 Principal activities, business review and future developments

The principal activity of the company during the period was, and will continue to be, that of sports and sponsorship research. The company's name was changed from Sponsorship Information Services Limited to TNS Sport Limited on 12 March 2002. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

2 Results and dividends

The profit and loss account for the year is set out on page 6. The directors do not recommend the payment of a dividend for the year (2001 - £281,225).

3 Directors

The directors of the company who held office during the year are listed below:

M Cornish
A B Cowling (appointed 27 September 2001)
J M Portail (appointed 27 September 2001)

4 Directors' interests in shares of the company

M Cornish held an interest in 2,675 ordinary shares and 200 A and B ordinary shares until the entire issued share capital of the company was purchased by Taylor Nelson Sofres UK Limited on 18 September 2001.

Mr Portail had no interests in the shares of the company at anytime during the period.

Mr Cowling is director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

TNS Sport Limited
(Formerly Sponsorship Information Services Ltd)

Directors' report

For the period ended 31 December 2002

5 Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4 February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting

6 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the period ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



I J Portal

Company Secretary
Westgate, London, W5 1UA
15th July 2003

TNS Sport Limited
(Formerly Sponsorship Information Services Ltd)

Independent auditors' report to the members of TNS Sport Limited

For the period ended 31 December 2002

We have audited the financial statements, which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Sport Limited
(Formerly Sponsorship Information Services Ltd)

Independent auditors' report to the members of TNS Sport Limited

For the period ended 31 December 2002

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its profit for the 18 month period then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
15th July 2003

TNS Sport Limited
(Formerly Sponsorship Information Services Ltd)

Profit and loss account

For the period ended 31 December 2002

	Notes	**18 month period ended 31 Dec 2002**	Year ended 30 June 2001
		£000	£000
Turnover	2	**4,047**	2,217
Cost of sales		**(773)**	(392)
Gross profit		**3,274**	1,825
Administrative expenses		**(2,495)**	(1,214)
Operating profit		**779**	611
Interest payable and similar charges	3	**(1)**	(4)
Profit on ordinary activities before taxation	3	**778**	607
Taxation on profit on ordinary activities	6	**(76)**	(165)
Profit on ordinary activities after taxation		**702**	442
Dividends	7	**-**	(281)
Profit for the financial year		**702**	161

The 2001 figures for cost of sales and administration expenses have been restated in order that they are comparable with 2002 (2001 previously: cost of sales - £1,057,000; administration expenses - £549,000)

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the period stated above and their historical cost equivalents.

All the above transactions arise from continuing activities, and there were no discontinued activities during the period (2001:£nil)

TNS Sport Limited
(Formerly Sponsorship Information Services Ltd)

Balance Sheet

As at 31 December 2002

	Notes	**At 31 December 2002**	At 30 June 2001
		£000	£000
Fixed assets			
Tangible fixed assets	8	**23**	121
Current assets			
Work-in-progress		**9**	33
Debtors	9	**1,444**	295
Cash at bank and in hand		**15**	396
		1,468	724
Creditors: amounts falling due within one year	10	**(548)**	(587)
Net current assets		**920**	137
Total assets less current liabilities		**943**	258
Creditors: amounts falling due after one year	11	**-**	(17)
Net assets		**943**	241
Capital and reserves			
Called up share capital	12	**4**	4
Share premium	13	**75**	75
Profit and loss account	13	**864**	162
Equity shareholders' funds	13	**943**	241

The financial statements on pages 6 to 17 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling

TNS Sport Limited
(Formerly Sponsorship Information Services Ltd)

Notes to the financial statements

For the period ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. FRS 19 'Deferred Taxation' has been adopted in these financial statements. The adoption of this standard represents a change in accounting policy, however the effect is not material and therefore comparative figures have not been restated. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting
The financial statements have been prepared under the historical cost convention.

Cashflow statement
The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Foreign currencies
Monetary assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Revenue recognition
Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project. Costs incurred on projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Principal accounting policies (continued)

Tangible fixed assets
Fixed assets are stated at original cost less accumulated depreciation. Depreciation is provided on all fixed assets, other than freehold land, at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Fixtures, fittings and computer equipment	3 - 10 years

The company, upon its acquisition by Taylor Nelson Sofres UK Limited on 18th September 2001, adopted this policy. Prior to this, the policy on fixtures, fittings and computer equipment was 25% reducing balance. The affect of the change on the results for the period is not material.

Operating leases
Rentals under operating leases are charged directly to the profit and loss account on a straight-line basis over the lease term.

Pensions
The company participates in the group defined contribution pension plan, contributions for which are charged to the profit and loss account as they become payable in accordance with the rules of the plan.

Stock and work in progress
Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of specifically attributable overheads.

Taxation
The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

TNS Sport Limited
(Formerly Sponsorship Information Services Ltd)

Notes to the financial statements

For the period ended 31 December 2002

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of sports and sponsorship research to customers, excluding Value Added Tax.

3 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after charging:

	18 month period ended 31 Dec 2002	Year ended 30 June 2001
	£000	£000
Depreciation of owned fixed assets	112	33
Foreign exchange loss	12	8
Auditors' remuneration for audit services	7	4
Loss on disposal of fixed assets	9	-
Operating leases - land and buildings	60	38
Operating leases - other	1	11
Interest payable – on loans	1	4

4 Directors' emoluments

The emoluments of the directors of the company were:

	18 month period ended 31 Dec 2002	Year ended 30 June 2001
	£000	£000
Aggregate emoluments	133	19
Pension contributions to defined contribution scheme	9	7
	142	26

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his emoluments are disclosed in the financial statements of that company.

TNS Sport Limited
(Formerly Sponsorship Information Services Ltd)

Notes to the financial statements

For the period ended 31 December 2002

5 Employee information

The average number of employees (including executive directors) employed by the company during the year was as follows:

	18 month period ended 31 Dec 2002	Year ended 30 June 2001
	No.	No.
Monitoring and production	**30**	25
Sales and marketing	**4**	3
Finance and administration	**5**	5
	39	33

Employment costs comprised:	**£000**	£000
Wages and salaries	**1,366**	619
Social security costs	**129**	59
Other pension costs	**20**	7
	1,515	685

TNS Sport Limited
(Formerly Sponsorship Information Services Ltd)

Notes to the financial statements

For the period ended 31 December 2002

6 Taxation on profit on ordinary activities

	18 month period ended 31 Dec 2002	Year ended 30 June 2001
	£000	£000
Analysis of charge in the year:		
Current tax		
UK corporation tax on profit for the year	86	165
Total current tax	86	165
Deferred tax		
Origination and reversal of timing difference		
- Current year	(28)	-
- Prior Year	18	-
Total deferred tax	(10)	-
Tax on profit on ordinary activities	76	165
Factors affecting tax charge for the year:		
Profit on ordinary activities before taxation	778	607
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax 30%	233	182
Effects of:		
Expenses not deductible for tax purposes	8	7
Group relief	(183)	-
Depreciation for year in excess of capital allowances	28	(1)
Adjustment to tax charge in respect of prior years	-	(1)
Marginal rate of tax	-	(22)
Current tax charge	86	165

TNS Sport Limited
(Formerly Sponsorship Information Services Ltd)

Notes to the financial statements

For the period ended 31 December 2002

7 Dividends

	18 month period ended 31 Dec 2002	Year ended 30 June 2001
	£000	£000
Interim paid	-	231
Interim proposed	-	50
	-	281

8 Tangible fixed assets

	Fixtures, Fittings and Equipment	Total
	£000	£000
Cost		
At 1 July 2001	217	217
Additions	55	55
Disposals	(97)	(97)
Transfers	(43)	(43)
At 31 December 2002	**132**	**132**
Depreciation		
At 1 July 2001	96	96
Charge for the year	112	112
On disposal	(88)	(88)
On transfers	(11)	(11)
At 31 December 2002	**109**	**109**
Net book value		
At 31 December 2002	**23**	**23**
At 30 June 2001	121	121

9 Debtors

	2002	2001
	£000	£000
Trade debtors	357	216
Amounts due from group undertakings	977	-
Prepayments and accrued income	92	43
Other debtors	18	36
	1,444	295

10 Creditors: Amounts falling due within one year

	2002	2001
	£000	£000
Bank loan	-	10
Trade creditors	2	60
Amounts owed to group undertakings	19	-
Fees in advance	164	-
Corporation tax	86	165
Other tax and social security	85	69
Dividend payable	-	43
Accruals and deferred income	186	-
Other creditors	6	240
	548	587

TNS Sport Limited
(Formerly Sponsorship Information Services Ltd)

Notes to the financial statements

For the period ended 31 December 2002

11 Creditors: Amounts falling due after one year

	2002	2001
	£000	£000
Bank loan	**-**	17
	-	17

12 Called up share capital

	2002	2001
	£	£
Authorised		
99,000 ordinary shares of £1 each	**99,000**	99,000
200 ordinary A shares of £1 each	**200**	200
200 ordinary B shares of £1 each	**200**	200
200 ordinary C shares of £1 each	**200**	200
200 ordinary D shares of £1 each	**200**	200
200 ordinary E shares of £1 each	**200**	200
	100,000	100,000

	2002	2001
	£	£
Allotted, called up and fully paid		
3,000 ordinary shares of £1 each	**3,000**	3,000
200 ordinary A shares of £1 each	**200**	200
200 ordinary B shares of £1 each	**200**	200
200 ordinary C shares of £1 each	**200**	200
200 ordinary D shares of £1 each	**200**	200
	3,800	3,800

The A,B,C and D shares above were unpaid as at 30 June 2001, but were fully paid up during the period to 31 December 2002

TNS Sport Limited
(Formerly Sponsorship Information Services Ltd)

Notes to the financial statements

For the period ended 31 December 2002

13 Reconciliation of movements in shareholders' funds

	Share Capital £000	Share Premium £000	Profit and loss account £000	Total £000
Balance at 1 July 2001	4	75	162	241
Profit for the period	-	-	702	702
Balance at 31 December 2002	**4**	**75**	**864**	**943**

14 Other financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings	
	2002	2001
Operating leases which expire:	**£000**	£000
within two to five years:	**49**	49
	49	49

15 Related party transactions

TNS Sport Limited is a wholly owned subsidiary of Taylor Nelson Sofres UK Limited (formerly Taylor Nelson Sofres Group Limited), which is itself a wholly owned subsidiary of Taylor Nelson Sofres Plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of TNS Sport Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

16 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd (formerly Taylor Nelson Sofres Group Ltd) and the ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

TNS UK Limited
(Formerly Taylor Nelson Sofres Group Limited)

Report and accounts

for the year ended

31 December 2002

Reg No 3073845

TNS UK limited
(Formerly Taylor Nelson Sofres Group Limited)

Report and accounts

For the year ended 31 December 2002

TNS UK Limited
(Formerly Taylor Nelson Sofres Group Limited)

Directors' report

For the year ended 31 December 2002

The directors present their report together with the audited financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company's principal activity is the provision of market information services. The company operates a branch in Ireland. Both the level of business and the year end financial position were satisfactory, and the directors expect that the present level of activity will be sustained for the foreseeable future.

2 Results and dividends

The profit and loss account for the year is set out on page 7. The profit for the year after tax amounted to £12,998,000 (2001 £9,509,000). The directors recommend the payment of a final ordinary dividend of £12,237,000 (2001 £8,500,000) leaving a retained profit of £761,000 (2001: £1,009,000), which has been transferred to reserves. The directors are satisfied with the results for the year and view the future with confidence.

3 Directors

The directors of the company during the year are listed below:

A B Cowling (Chairman)
D S Lowden (appointed 28 March 2002)

4 Directors' interests in shares of the company

Both directors held no interest in the shares of the company at any time during the year.

Mr Cowling and Mr Lowden are both directors of the ultimate parent undertaking, Taylor Nelson Sofres plc, and their interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

6 Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4 February 2003 and the directors appointed its successor, PricewaterhouseCooopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

7 Creditor payment policy

Operating businesses are responsible for agreeing the terms and conditions under which business transactions with all their suppliers are conducted. It is group policy to settle the terms of payment with suppliers when agreeing the terms of each transaction, to ensure suppliers are made aware of the terms and that payments to suppliers are made in accordance with these terms, provided that the supplier is also complying with all relevant terms and conditions. The company's creditor days in 2002 were 45 days (2001 - 28 days).

8 Employee involvement

Group policy is to involve all employees in matters that affect, or are likely to affect, their interests. We encourage awareness of financial and economic factors that influence our performance. To these ends, we regularly consult staff and make financial statements available to all employees. We have a number of incentive schemes. These offer employees the chance to benefit directly from our performance through profit-sharing together with executive and save-as-you-earn share-option arrangements. When vacancies arise we give equal consideration to every applicant regardless of gender or ethnic origin whether disabled or otherwise. We train and develop the careers of disabled employees, or employees who become disabled during their employment, according to their particular skills and aptitudes.

TNS UK Limited
(Formerly Taylor Nelson Sofres Group Limited)

Directors' report (continued)

For the year ended 31 December 2002

9 Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



I J Portal
Company Secretary
Westgate, London W5 1UA

15th July 2003

TNS UK Limited
(Formerly Taylor Nelson Sofres Group Limited)

Independent auditors' report to the members of TNS UK Limited

For the year ended 31 December 2002

We have audited the financial statements, which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS UK Limited
(Formerly Taylor Nelson Sofres Group Limited)

Independent auditors' report to the members of TNS UK Limited

For the year ended 31 December 2002

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
15th July 2003

TNS UK Limited
(Formerly Taylor Nelson Sofres Group Limited)

Profit and loss account

For the year ended 31 December 2002

	Notes	2002	2001
		£000	£000
Turnover - continuing operations	2	114,852	123,018
Cost of sales		(36,779)	(39,312)
Gross profit		78,073	83,706
Administrative expenses		(67,426)	(73,791)
Operating profit - continuing operations		10,647	9,915
Income from group undertakings		2,237	43
Interest receivable and similar income	3	211	223
Interest payable and similar charges	3	(163)	(307)
Profit on ordinary activities before taxation	3	12,932	9,874
Taxation on profit on ordinary activities	6	66	(365)
Profit for the financial year		12,998	9,509
Dividends	7	(12,237)	(8,500)
Retained profit for the year	17	761	1,009

The company has no other recognised gains or losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit on ordinary activities before taxation and the retained profit for the year stated above and their historical cost equivalents.

There were no discontinued activities during the year (2001-£nil).

TNS UK Limited
(Formerly Taylor Nelson Sofres Group Limited)

Balance Sheet

As at 31 December 2002

	Notes	2002	2001
		£000	£000
Fixed assets			
Intangible assets	8	**2,326**	2,475
Tangible assets	9	**17,057**	17,237
Investments	10	**13,196**	13,750
		32,579	33,462
Current assets			
Stocks and work-in-progress	11	**3,403**	3,584
Debtors	12	**100,216**	108,767
Cash at bank and in hand		**335**	1,119
		103,954	113,470
Creditors: amounts falling due within one year	13	**(133,775)**	(141,708)
Net current liabilities		**(29,821)**	(28,238)
Total assets less current liabilities		**2,758**	5,224
Provisions for liabilities and charges	14	**(817)**	(4,226)
Net assets		**1,941**	998
Capital and reserves			
Share capital	16	**-**	-
Profit and loss account	17	**1,941**	998
Equity shareholders' funds	17	**1,941**	998

The financial statements on pages 7 to 28 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. The transitional arrangements of FRS 17 'Retirement Benefits' have been adopted, which require additional disclosures in respect of retirement benefits, as set out in note 15. FRS 19 'Deferred Taxation' has been adopted in these financial statements. The adoption of this standard represents a change in accounting policy, however the effect is not material and therefore comparative figures have not been restated. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting
The financial statements have been prepared in accordance with the historical cost convention.

Cash flow statement
The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Basis of consolidation
No consolidated accounts have been prepared as the company is a wholly owned subsidiary of Taylor Nelson Sofres plc, a company registered in England and Wales.

Foreign currencies
Monetary assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account, except for differences arising on the translation of net assets from overseas operations, which are dealt with through reserves.

1 Principal accounting policies (continued)

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project. Costs incurred on projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Development expenditure

Development expenditure relating to certain specific projects intended for commercial use is capitalised and amortised over the period expected to benefit.

Tangible and intangible fixed assets

Fixed assets are stated at original cost or, where appropriate, fair value when acquired, less accumulated depreciation. Depreciation is calculated to write off the cost less the estimated residual value of each asset principally on a straight-line basis over its expected useful life as follows:

Freehold buildings	33 years
Patents	20 years or remaining life if shorter
Software and databases	15 years or remaining life if shorter
Fixtures, fittings, equipment and motor vehicles	3 - 10 years
Development expenditure	5 years or remaining life if shorter

Goodwill

Goodwill represents the excess of the fair value of the consideration given over the fair value of the identifiable net assets acquired. In the company's financial statements, goodwill is amortised in equal instalments over the shorter of 20 years and its useful economic life and charged to the profit and loss account. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time, if events or changes in circumstances indicate that the carrying value may not be recoverable.

Fixed asset investments

Fixed asset investments are stated at cost less provisions for any permanent diminution in the value of investments.

1 Principal accounting policies (continued)

Operating leases
Operating leases are charged directly to the profit and loss account on a straight-line basis over the lease term.

Stocks and work-in-progress
Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of specifically attributable overheads.

Pension arrangements
Taylor Nelson Sofres plc operates a number of contributory pension plans. The majority of employees participate in defined contribution plans that are set up through insurance companies. Contributions are also made to personal pension plans at equivalent rates. Payments in respect of such current service contributions are charged in the financial statements as they fall due.

The group also operates defined benefit plans, which provide pensions based on final salaries. The expected cost of pensions in respect of these plans is charged to the profit and loss account so as to spread the cost of pensions over the service lives of employees in the plans. Variations from the regular cost are spread over the expected remaining service lives of current employees in the scheme. The pension cost is assessed in accordance with the advice of qualified independent actuaries.

Taxation
The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deduced.

TNS UK Limited
(Formerly Taylor Nelson Sofres Group Limited)

Notes to the financial statements

As at 31 December 2002

2 Turnover

Turnover represents the total amount invoiced by the company in respect of services to customers and excluding Value Added Tax. The geographical analysis by destination is as follows :-

	2002	2001
	£000	£000
UK	**70,639**	81,451
Europe	**26,931**	21,484
Americas	**13,538**	15,478
Asia	**3,744**	4,605
	114,852	123,018

3 Profit on ordinary activities before taxation

Profit on ordinary activities before taxation is stated after (charging)/crediting:

	2002	2001
	£000	£000
Depreciation charge for the year:		
- intangible owned fixed assets	**(14)**	(12)
- tangible owned fixed assets	**(4,907)**	(4,878)
- goodwill	**(135)**	(319)
Profit on disposal of tangible fixed assets	**39**	1
Auditors' remuneration for audit services	**(122)**	(94)
Property rental - operating leases	**(3,198)**	(3,133)
Property - rents receivable	**822**	789
Interest receivable – bank	**15**	70
Interest receivable - fellow subsidiaries	**33**	20
Interest payable – bank	**(2)**	(30)
Interest payable – fellow subsidiaries	**(120)**	(128)
Interest receivable - other	**163**	133
Interest payable - other	**(41)**	(149)
Foreign exchange gains and losses	**(42)**	8

4 Directors' emoluments

The emoluments of the directors of the company were:

	2002	2001
	£000	£000
Aggregate emoluments	166	75
Pension contributions to defined contribution scheme	4	4
	170	79

Both directors accrue retirement benefits under group defined contribution schemes and are not accruing benefit under the defined benefit scheme.

	2002	2001
	£000	£000
Highest paid director	89	75
Pension contributions for the highest paid director	1	4
	90	79

5 Employee information

The average weekly number of employees (including directors) employed by the company during the year was made up as follows:

	2002	2001
	No.	No.
Marketing	715	743
Production services	285	298
Administration	232	217
	1,232	1,258

5 Employee information (continued)

Staff costs (including directors) comprised:

	2002	2001
	£000	£000
Wages and salaries	**41,633**	43,990
Social security costs	**4,822**	4,831
Other pension costs (see note 15)	**1,850**	1,728
	48,305	50,549

6 Taxation on profit on ordinary activities

	2002	2001
	£000	£000
Analysis of charge for the year		
UK corporation tax at 30% (2001 30%)		
- current	**-**	773
- prior	**14**	(660)
Deferred tax		
Origination and reversal of timing differences		
- current	**(315)**	40
- prior	**235**	212
	(66)	365

6 Taxation on profit on ordinary activities (continued)

Factor affecting tax (credit)/charge for the year:		
Profit on ordinary activities before tax	**12,932**	9,874
Profit on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	**3,880**	2,962
Capital allowances in excess of depreciation	**(106)**	35
Disallowable expenses	**32**	110
Development costs	**(23)**	(45)
Group relief	**(3,034)**	(2,110)
Dividends from fellow group undertakings	**(671)**	(13)
Permanent timing differences	**(78)**	(166)
	-	773

The company benefited from the surrender of losses, resulting in a reduction to the 2002 and 2001 corporation tax charge. Such losses are surrendered to TNS UK Limited at nil cost, from other companies within the Group. Deferred tax liabilities have not been discounted.

There is no un-provided deferred tax in the company (2001 nil). Deferred taxation is analysed as follows:

	Accelerated Capital Allowances	Short Term Timing Differences	Other	Total
	£000	£000	£000	£000
At 1 January 2002	105	(89)	198	214
(Credited) to profit and loss account	(62)	-	(18)	(80)
As at 31 December 2002	**43**	**(89)**	**180**	**134**

7 Dividends

	2002	2001
	£000	£000
Final dividend – proposed	**12,237**	8,500

8 Intangible fixed assets

	Goodwill	Patents	Total
	£000	£000	£000
Cost			
At 1 January 2002	2,734	251	2,985
At 31 December 2002	**2,734**	**251**	**2,985**
Amortisation			
At 1 January 2002	**331**	**179**	**510**
Charge for year	135	14	149
At 31 December 2002	**466**	**193**	**659**
Net book value			
At 31 December 2002	**2,268**	**58**	**2,326**
At 31 December 2001	2,403	72	2,475

TNS UK Limited
(Formerly Taylor Nelson Sofres Group Limited)

Notes to the financial statements

As at 31 December 2002

9 Tangible fixed assets

	Freehold land and leasehold refurbishments	Software and databases	Equipment	Total
	£000	£000	£000	£000
Cost				
At 1 January 2002	**6,440**	**4,956**	**33,227**	**44,623**
Transfers in	-	-	55	55
Additions	395	676	3,704	4,775
Exchange differences	-	-	29	29
Disposals	(29)	(1,321)	(12,997)	(14,347)
At 31 December 2002	**6,806**	**4,311**	**24,018**	**35,135**
Depreciation				
At 1 January 2002	**864**	**3,753**	**22,769**	**27,386**
Transfers in	-	-	16	16
Charge for year	279	242	4,386	4,907
Exchange differences	-		9	9
Disposals	(29)	(1,321	(12,890)	(14,240)
At 31 December 2002	**1,114**	**2,674**	**14,290**	**18,078**
Net book value				
At 31 December 2002	**5,692**	**1,637**	**9,728**	**17,057**
At 31 December 2001	5,576	1,203	10,458	17,237

Depreciation has not been charged on freehold land, which is stated at cost of £1,500,000 (2001 £1,500,000).

10 Fixed asset investments

	Interests in subsidiary undertakings
	£000
Cost and net book value	
At 1 January 2002	13,750
Release of un required deferred consideration	(1,350)
Increase in holding of Scher International Ltd	790
TNS Sport Ltd (formerly Sponsorship Information Services Limited) acquisition	6
Transfer in of Fieldcontrol from fellow group undertaking	70
Impairment of investment	(70)
At 31 December 2002	**13,196**

In the opinion of the directors the value of the interests in the group undertakings is not less than that stated in the relevant balance sheets.

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are as set out below.

Subsidiary undertakings	**Country of incorporation**	**Ownership**		**Principal activity**
		2002	2001	
Specialist Field Resources Limited	UK	**100%**	100%	Market information
Specialist People Resources Limited	UK	**100%**	100%	Market information
Teledynamics Ireland Ltd	Ireland	**100%**	100%	Telephone marketing & sales
Media Vision Research Ltd	UK	**100%**	100%	Video research

10 Fixed asset investments (continued)

Subsidiary undertakings	Country of incorporation	Ownership		Principal activity
		2002	2001	
WHF (Southern) Ltd	UK	**100%**	100%	Mystery Shopping
Scher International Ltd	UK	**100%**	75%	Customer service advice
Customer Satisfaction Surveys Ltd	UK	**100%**	100%	Market information
TNS Media Intelligence Limited (Formerly Tellex Monitors Limited)	UK	**100%**	100%	Media monitoring
Radar Research Ltd	UK	**60%**	60%	Adhoc inmarket research projects
TNS Sport Limited (formerly Sponsorship Information Services Limited)	UK	**100%**	100%	Advertisement monitoring
Fieldcontrol Limited	UK	**70%**	-	Market research fieldwork

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

11 Stocks and work-in-progress

	2002	2001
	£000	£000
Work-in-progress	**2,615**	2,900
Finished goods	**788**	684
	3,403	3,584

12 Debtors

	2002	2001
	£000	£000
Trade debtors	**24,104**	26,722
Amounts owed by group undertakings	**68,598**	75,139
Amounts owed by companies in which the group has a participating interest	**558**	93
Amounts owed by parent	**-**	3,441
Amounts recoverable on contracts	**2,515**	837
Other debtors	**1,742**	883
Prepayments	**2,699**	1,652
	100,216	108,767

13 Creditors: amounts falling due within one year

	2002	2001
	£000	£000
Bank loans and overdrafts	**109**	25
Trade creditors	**3,581**	3,019
Payments received on account	**10,736**	10,310
Amounts owed to group undertakings	**46,745**	78,365
Amounts owed to parent company	**42,615**	22,845
Other tax and social security	**2,552**	3,595
Other creditors	**2,104**	2,384
Accruals	**13,096**	12,665
Proposed dividend	**12,237**	8,500
	133,775	141,708

14 Provisions for liabilities and charges

	Deferred tax	Provision for future property rentals	Other	Total
	£000	£000	£000	£000
At 1 January 2002	214	92	3,920	**4,226**
Deferred consideration - utilised	-	-	(819)	**(819)**
Deferred consideration - released	-	-	(1,655)	**(1,655)**
(Credited) to profit and loss account	(80)	(39)	(816)	**(935)**
As at 31 December 2002	**134**	**53**	**630**	**817**

The provision for future property rentals represents the net rental cost to the group of empty leasehold properties up to the end of the relevant lease periods. The provision will be utilised within three years.
Included within other provisions are £187,000 in relation to a shortfall in funding of defined benefit pension plans and £445,000 deferred consideration expected to be payable in relation to the acquisition of businesses. The deferred consideration provisions are determined with reference to the latest information available and will be paid within two years of the balance sheet date.

15 Pensions and similar obligations

The total pension charge to the company for the group's defined contribution and defined benefit plans was £1,897,731 and £62,000 prior to the release of £110,000 of the pension provision (2001 defined contribution £1,679,947, defined benefit £48,000). As detailed below the remaining provision of £187,000 exists for under funding of the Taylor Nelson Sofres Pension Plan (4). There were no other prepayments or accruals in respect of any of the company's pension plans in the current or previous year. The assets of all pension plans are held separately from those of the company.

15 Pensions and similar obligations (continued)

a) Defined contribution plans

Taylor Nelson Sofres plc Pension Plan (1)
The Taylor Nelson Sofres plc Pension Plan (1) was established on 31 March 1992 with the Equitable Life. This plan is the group's principal pension plan. With effect from 1 June 1997 it replaced, for ongoing benefits, all plans except Pension Plan (3). It replaced Pension Plan (3) in 1998.

The group's contributions to all defined contribution pension plans are 4% of salary below the age of 35, 6% from age 35 to below 50, and 8% for those aged 50 years and over. The retirement age for both men and women is 65.

b) Defined benefit plans

Taylor Nelson Sofres plc Pension Plan (2)
The Taylor Nelson Sofres plc Pension Plan (2) was opened to new members in 1992. This plan was closed to new members on 30 July 1994.

This plan is unfunded and managed by the Scottish Widows. Contributions are determined by an independent qualified actuary on the basis of triennial valuations using the projected unit method. The current service cost of this plan is expected to increase as members approach retirement. The most recent completed valuation was at 1 July 2000. The actuarial value of those assets at that date was £1,426,000, which represented 92% of the benefits that had accrued to members. This indicates a shortfall of £124,000, however a compensation cheque for £847,928 was received in August 2000 creating a surplus. Contributions are 3% of pensionable salaries.

Service ceased to accrue in this plan with effect from 31 May 1997 although calculations will be based on members actual Final Pensionable Salary at date of exit. Members began to accrue benefits in Pension Plan (1) with effect from 1 June 1997.

Taylor Nelson Sofres plc Pension Plan (4)
The plan was transferred into the group on the acquisition of the MRM group of companies. The plan is a funded defined benefit plan and is now closed to new members.

The contributions to this plan were determined with the advice of independent qualified actuaries on the basis of triennial valuations using the projected unit method. The current

15 Pensions and similar obligations (continued)

service cost of this plan is expected to increase as members approach retirement. The most recent actuarial assessment was as at 1 July 2001.

The actuarial value of these assets was £827,521, which represented 77.6% of the benefits that have accrued to members. This indicated a shortfall of £238,338. However, an assessment in 1998 suggested a deficit in the region of £300,000. Therefore, a provision was made for £297,000 to cover this deficit with the intention of making contributions over the period to April 2007 to return the fund to surplus. The provision is being released over this period with £110,000 released in 2002. The company is funding the deficit by making contributions of £6,000 per month.

FRS 17 Disclosures

On 30 November 2000, the Accounting Standards Board introduced a new standard, FRS 17 'Retirement Benefits', replacing SSAP 24 'Accounting for Pension Costs'. FRS 17 is fully effective for periods ending on or after 1 January 2005, though disclosures are required in the transitional period. The second year of disclosures is set out below.

The following assumptions have been used to arrive at the FRS 17 valuations:

	2002	2001
	%	%
Rate of increase in salaries	**3.9**	3.0
Rate of increase for pensions in payment	**-**	-
Discount rate	**5.5**	5.8
Inflation assumption	**2.4**	2.0
Long term expected rate of return on equities	**6.25**	6.25
Long term expected rate of return on bonds and cash	**5.25**	5.25

The assets and liabilities of the pension plans are shown below:

	2002	2001
	£000	£000
Equities	**200**	200
Bonds and cash	**3,020**	3,442
Market value of assets	**3,220**	3,642
Present value of liabilities	**(2,979)**	(2,232)
Surplus/(deficit) in the plans	**241**	1,410
Related deferred tax	**(72)**	(422)
Net pension asset/(liability)	**169**	988
Funding level	**108%**	163%

15 Pensions and similar obligations (continued)

If the valuation above had been applied in the accounts instead of SSAP 24, the effect on the profit and loss account reserve and net assets would have been as follows:-

	2002	2001
	£000	£000
Profit and loss reserve/ net assets		
Profit and loss reserve/ net assets per the balance sheet	**1,941**	998
Pension liability under SSAP 24	**(187)**	(297)
Pension asset under FRS 17	**169**	988
Profit & loss reserve/net assets	**1,923**	1,689

The following amounts would be recorded in the profit and loss account under FRS17:-

	2002
	£000
Current service cost	-
Other finance income	
Interest on liabilities	(158)
Expected return on assets	220
	62

The movement in the FRS 17 valuations from 31 December 2001 to 31 December 2002 would be reflected as follows if they were recorded in the accounts:

	£000	%[1]
Statement of total recognised gains and losses (STRGL)		
Actual less expected return on assets	**(315)**	**(10)**
Change in assumptions	**(272)**	**(10)**
(Loss) on scheme liabilities	**(716)**	**(24)**
	(1,303)	

15 Pensions and similar obligations (continued)

Movement in FRS 17 provision	
Previous surplus	1,410
Contributions	72
Service cost	-
Other finance income	62
Statement of total recognised gains and losses	(1,303)
Current surplus	241

[1]The percentage for actual less expected return on assets is expressed as a percentage of the market value of assets. The percentage for change of assumptions and gain/(loss) on scheme liabilities are expressed as a percentage of the value of liabilities.

16 Share capital

	2002	2001	**2002**	2001
	No. of shares	No. of shares	**£000**	£000
Authorised				
Ordinary shares of £1 each	**1,000**	1,000	**1**	1
Allotted, called up and fully paid				
At 1 January and 31 December	**1**	1	**-**	-

17 Reconciliation of movements in shareholders' funds

	Share capital	Exchange Reserve	Profit and Loss account	Total
	£000	£000	£000	£000
At 1 January 2002	-	**(359)**	**1,357**	**998**
Arising on retranslation of Irish branch	-	146	-	146
Exchange differences	-	-	36	36
Retained profit for the year	-	-	761	761
At 31 December 2002	-	(213)	**2,154**	**1,941**

Goodwill of £60,607 has been previously eliminated against reserves and will be charged to the profit and loss account in the event of a disposal.

18 Financial commitments

a) Capital commitments

	2002	2001
	£000	£000
Contracted but not provided for	**454**	1,222

b) Lease commitments

The company had annual commitments under non-cancellable operating leases as follows:

	2002	2001
Operating leases which expire:	**Property**	Property
	£000	£000
within one year	**277**	54
In two to five years	**515**	536
over five years	**1,877**	1,785
	2,669	2,375

19 Related party transactions

TNS UK Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of TNS UK Limited do not include disclosure of transactions with companies that are 90% owned within the group. TNS UK Limited has related party transactions, as defined by Financial Reporting Standard 8, as follows:

	2002	2001
	£	£
Purchase of market research from Radar Research Limited as at 31 December 2002	**35,488**	-
Net amounts due from Radar Research Limited at 31 December 2002	**469,476**	304,487
Purchase of field work services from Field Control Limited as at 31 December 2002	**251,532**	328,596
Net amounts due from Field Control Limited at 31 December 2002	**404,809**	571,390

Fieldcontrol Limited is 70% owned and Radar Research Limited is 60% owned within the Group. The comparatives have been restated to include the net amounts due from Radar Research Limited.

TNS UK Limited
(Formerly Taylor Nelson Sofres Group Limited)

Notes to the financial statements

As at 31 December 2002

20 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements may be obtained from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

WHF (Southern) Limited

Report and accounts

for the year ended

31 December 2002

Reg No 2508797

WHF (Southern) Limited

Report and Accounts

For the year ended 31 December 2002

WHF (Southern) Limited

Directors' Report

For the year ended 31 December 2002

The directors present their report together with the audited financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company's principal activity during the year was the provision of adhoc market information services with specialities in the areas of service standards tracking (known as 'Mystery shopping') and retail customer related research projects. Both the level of business and the year end financial position were considered satisfactory. Since the year end, the business of WHF (Southern) Ltd has been transferred to TNS UK Limited, the parent company.

2 Results and dividends

The result for the period is set out in the profit and loss account on page 6. The directors do not recommend the payment of a dividend for the period (2001 – nil).

3 Directors

The directors of the company during the period are listed below:

R H Findlay
A B Cowling

4 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interest in shares of Taylor Nelson Sofres plc is disclosed in the directors' report of that company.

R H Findlay did not have any interests in shares of Taylor Nelson Sofres plc, or any other company within the group, at any time during the year.

WHF (Southern) Limited

Directors' Report

For the year ended 31 December 2002

5 Auditors

Following the conversion of our auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1st January 2003, PricewaterhouseCoopers resigned on 4th February 2003 and the directors appointed its successor, PricewaterhouseCooopers LLP, as auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

6 Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

WHF (Southern) Limited

Independent auditors' report to the members of WHF (Southern) Limited

For the year ended 31 December 2002

We have audited the financial statements, which comprise the profit and loss account, balance sheet and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

WHF (Southern) Limited

Independent auditors' report to the members of WHF (Southern) Limited

For the year ended 31 December 2002

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its loss for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP

Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
London
15th July 2003

WHF (Southern) Limited

Profit and Loss account

For the year ended 31 December 2002

	Notes	2002	2001
		£000	£000
Turnover	2	3,721	2,592
Cost of sales		(2,490)	(1,434)
Gross profit		1,231	1,158
Administrative expenses		(1,249)	(1,057)
Operating (loss)/profit on ordinary activities	3	(18)	101
Interest receivable and similar income		2	-
(Loss)/profit on ordinary activities before tax		(16)	101
Taxation on (loss)/profit on ordinary activities	6	5	9
(Loss)/profit on ordinary activities		(11)	110
Retained profit brought forward		382	272
Retained profit carried forward	12	371	382

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the profit or loss on ordinary activities before tax and the retained profit or loss for the period stated above and their historical cost equivalents.

All of the above transactions in the current year relate to discontinuing operations

WHF (Southern) Limited

Balance Sheet

For the year ended 31 December 2002

	Notes	2002	2001
		£000	£000
Fixed assets			
Tangible fixed assets	7	**4**	46
Current assets			
Work in progress		**38**	15
Debtors	8	**1,265**	1,145
Cash at bank and in hand		**57**	32
		1,360	1,192
Creditors: amounts falling due within one year	9	**(993)**	(620)
Net current assets		**367**	572
Total assets less current liabilities		**371**	618
Creditors: amounts falling due after more than one year	10	-	(236)
Net assets		**371**	382
Capital and reserves			
Called up share capital	11	-	-
Profit and loss account	12	**371**	382
Equity shareholders' funds	12	**371**	382

The financial statements on pages 6 to 15 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling
Chairman

WHF (Southern) Limited

Balance Sheet

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. FRS 19 'Deferred Taxation' has been adopted in these financial statements. The adoption of this standard represents a change in accounting policy, however the effect is not material and therefore comparative figures have not been restated. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Cash flow statement

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and the cash flows of the company are included in the consolidated group cash flow statement. Consequently, the company is exempt under the terms of the Financial Reporting Standard No. 1 (revised) from publishing a cash flow statement.

Revenue recognition

Revenue and profits on short term projects are recognised on the completion of the project. Costs incurred on projects up to completion are included within work-in-progress. Revenue and profits on long term or continuous projects are recognised on the satisfactory completion of each phase of the project. Costs incurred on projects are included within work-in-progress until completion of each phase. Amounts invoiced to clients in advance of revenue and profits being recognised are shown as payments received on account within creditors. Provisions are made for losses on projects as soon as they are identified.

Tangible fixed assets

Fixed assets are stated at original cost less accumulated depreciation. Depreciation is provided on all fixed assets at rates calculated to write off the cost less estimated residual value of each asset principally on a straight line basis over its expected useful life as follows:

Fixtures, fittings and computer equipment	3 - 10 years
Computer software and databases	5 years or remaining life if shorter
Leasehold improvements	10 years or period of lease if shorter

WHF (Southern) Limited

Balance sheet

As at 31 December 2002

1 Principal accounting policies (continued)

Operating leases

Rentals under operating leases are charged directly to the profit and loss account on a straight line basis over the lease term.

Stocks and work-in-progress

Stocks and work-in-progress are stated at the lower of cost and net realisable value. Cost includes direct costs incurred on incomplete client projects and an appropriate element of specifically attributable overheads.

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes. Tax deferred or accelerated by the effect of timing differences is accounted for to the extent that a transaction or event that has occurred at the balance sheet date gives rise to an obligation to pay more tax or a right to pay less tax in the future. Deferred tax assets are recognised to the extent that, based on available evidence, it is more likely than not that suitable taxable profits will arise from which the reversal of the asset can be deducted.

2 Turnover

Turnover represents the total amounts invoiced by the company in respect of services provided to customers, excluding Value Added Tax, and was all earned within the United Kingdom.

WHF (Southern) Limited

Balance sheet

As at 31 December 2002

3 (Loss)/profit on ordinary activities before taxation

(Loss)/profit on ordinary activities before taxation is stated after charging/(crediting):

	2002	2001
	£000	£000
Depreciation of owned fixed assets	**29**	27
Auditors' remuneration for audit services	**3**	3
Operating leases – land and buildings	**66**	64
(Profit)/Loss on disposal of fixed assets	**-**	14
Interest receivable and similar income	**(2)**	-

WHF (Southern) Limited

Balance Sheet

For the year ended 31 December 2002

4 Employee information

The average number of employees (including executive directors) employed by the company during the period was as follows:

	2002	2001
	No.	No.
Marketing	**12**	11
Production	**10**	7
Administration	**3**	3
	25	21

Employment costs comprised:	**£000**	£000
Wages and salaries	**575**	523
Social security costs	**50**	49
Other pension costs	**23**	19
	648	591

5 Directors' emoluments

	2002	2001
	£000	£000
Aggregate emoluments	**81**	78
Contribution to money purchase pension scheme	**6**	5
	87	83

Two directors accrue benefits under the money purchase pension scheme (2001: 2)

6 Taxation on profit on ordinary activities

	2002	2001
	£000	£000
Analysis of credit in the year:		
Current tax		
Adjustments in respect of prior year	**(2)**	(5)
Total current tax	**(2)**	(5)
Deferred tax		
Origination and reversal of timing differences		
- current year	**(3)**	(5)
- prior year	**-**	1
Total deferred tax	**(3)**	(4)
Tax on (loss)/profit on ordinary activities	**(5)**	(9)
Factor affecting tax (credit)/charge for the year:		
(Loss)/profit on ordinary activities before tax	**(16)**	101
(Loss)/profit on ordinary activities before tax multiplied by the standard rate of corporation tax (30%)	**(5)**	31
Effects of :		
Group relief	**1**	(36)
Depreciation in excess of capital allowances	**4**	5
Adjustments in respect of prior years	**(2)**	(5)
Current tax credit	**(2)**	(5)

There is no un-provided deferred tax in the company (2001 - £nil).

WHF (Southern) Limited

Balance Sheet

For the year ended 31 December 2002

7 Tangible fixed assets

	Land and Buildings	Plant and Machinery	Computer equipment	Total
	£000	£000	£000	£000
Cost				
At 1 January 2002	5	147	53	205
Disposals	-	(39)	-	(39)
At 31 December 2002	**5**	**108**	**53**	**166**
Depreciation				
At 1 January 2001	3	107	49	159
Disposals	-	(26)	-	(26)
Charge for the year	1	24	4	29
At 31 December 2002	**4**	**105**	**53**	**162**
Net book value				
At 31 December 2002	**1**	**3**	**-**	**4**
At 31 December 2001	2	40	4	46

8 Debtors

	2002	2001
	£000	£000
Trade debtors	**291**	580
Amounts due from group undertakings	**943**	506
Other debtors	**24**	33
Prepayments and accrued income	**7**	26
	1,265	1,145

9 Creditors: Amounts falling due within one year

	2002	2001
	£000	£000
Bank overdraft	-	2
Trade creditors	5	15
Payments on account	43	79
Amounts owing to group undertakings	853	342
Corporation tax	-	29
Accruals and deferred income	87	153
Other creditors	5	-
	993	620

10 Creditors: Amounts falling due after one year

	2002	2001
	£000	£000
Amounts owing to group undertakings	-	236

11 Called up share capital

	2002	2001
	£	£
Authorised		
1000 ordinary shares of £1 each	1,000	1,000
Allotted, called up and fully paid		
2 ordinary shares of £1 each	2	2

12 Reconciliation of movements in shareholders' funds

	2002	2001
	£000	£000
Opening shareholders' funds	**382**	272
Retained (loss)/profit for the year	**(11)**	110
Closing shareholders' funds	**371**	382

13 Financial commitments

Annual commitments under non-cancellable operating leases are as follows:

	Land and buildings	
	2002	2001
Operating leases which expire:	**£000**	£000
within two to five years	**66**	66
	66	66

14 Related party transactions

WHF (Southern) Limited is a wholly owned subsidiary of Taylor Nelson Sofres plc, the consolidated financial statements of which are publicly available. Consequently, the financial statements of WHF Limited do not include disclosure of transactions with companies that are part of the group or investees of the group that qualify as related parties.

15 Ultimate parent undertaking

The immediate parent undertaking is TNS UK Ltd (formerly Taylor Nelson Sofres Group Ltd) and the ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.

Warebourne Limited

Report and accounts

For the year ended

31 December 2002

Reg No 865885

Warebourne Limited

Directors' report

For the year ended 31 December 2002

The directors present their report together with the financial statements for the year ended 31 December 2002

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Directors

The directors of the company at 31 December 2002, both of whom have been directors for the whole year ended on that date, are as follows:

A B Cowling (Chairman)
P K Wright

3 Directors' interests in shares of the company

No directors were interested in the shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc, and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Mr Wright holds interests in the ultimate parent company, Taylor Nelson Sofres plc, as follows:-

	At 1 Jan 2002	Granted	Sold/ Exercised	At 31 Dec 2002
	No.	No.	No.	No.
Ordinary shares	5,206	-	-	5,206
Executive share option plan	75,000	-	-	75,000

Warebourne Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£	£
Current assets			
Debtors: Amounts falling due within one year			
Amounts owed by parent undertaking		**40,800**	40,800
Net assets		**40,800**	40,800
Capital and reserves			
Called up share capital	2	**38,619**	38,619
Other reserves	3	**2,181**	2,181
		40,800	40,800

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 3 to 4 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling

Chairman

Warebourne Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and according to applicable Accounting Standards in the United Kingdom.

2 Called up share capital

	2002	2001
Authorised	**£**	£
45,000 ordinary shares of £1 each	**45,000**	45,000
Allotted, called up and fully paid		
38,619 ordinary shares of £1 each	**38,619**	38,619

3 Other reserves

	2002	2001
	£	£
Capital redemption reserve	**2,181**	2,181

4 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, AGB House, Westgate, London W5 1UA.

Choicethink (1995) Limited

Report and accounts

for the year ended

31 December 2002

Reg No 2207359

Choicethink (1995) Limited

Directors' report

For the year ended 31 December 2002

The directors present their report with the financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2002 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The director of the company at 31 December 2002, who has served throughout the whole of the year ended on that date, is listed below:

A B Cowling (Chairman)

4 Directors' interests in shares of the company

The director had no interest in the shares of the company at any time during the year. Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interests in the shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

By order of the board



I J Portal

Company Secretary
Westgate, London W5 1UA
15th July 2003

Choicethink (1995) Limited

Balance sheet

As at 31 December 2002

	Notes	**2002**	2001
		£	£
Current assets			
Debtors	2	**219,000**	219,000
Cash at bank and in hand		**-**	-
		219,000	219,000
Creditors: amounts falling due within one year	3	**(170,408)**	(170,408)
Net assets		**48,592**	48,592
Capital and reserves			
Called up share capital	4	**210,000**	210,000
Profit and loss account		**(161,408)**	(161,408)
Equity shareholders' funds	5	**48,592**	48,592

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 2 to 4 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling
Chairman

Choicethink (1995) Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Employee information

The company has no employees (2001 – nil) except for its director who received no remuneration for his services during the year (2001 - £nil).

2 Debtors

	2002	2001
	£	£
Amounts owed by group undertakings	**219,000**	219,000

3 Creditors: Amounts falling due within one year

	2002	2001
	£	£
Amounts owed to group undertakings	**170,408**	170,408

4 Called up share capital

	2002	2001
	£	£
Authorised		
1,000,000 ordinary shares of £1 each	**1,000,000**	1,000,000
Allotted, called up and fully paid		
210,000 ordinary shares of £1 each	**210,000**	210,000

5 Reconciliation of movements in shareholders' funds

	2002	2001
	£	£
Opening shareholders' funds	**48,592**	48,592
Loss for the period	**-**	-
Closing shareholders' funds	**48,592**	48,592

6 Ultimate parent undertaking

The ultimate parent undertaking is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the parent's consolidated financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.



BY COURIER

4th August 2003

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States


SEC MAIL PROCESSING
RECEIVED
AUG 05 2003
WASH. D.C.
181
SECTION

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

1. Forms 88(2) Return of Allotment of Shares for Taylor Nelson Sofres plc Co. No: 00912624 (with covering letter to the Registrar of Companies) for the month of June 2003.

2. Forms 88(2) Return of Allotment of Shares for Taylor Nelson Sofres plc Co. No: 00912624 (with covering letter to the Registrar of Companies) for the month of July 2003.

3. Schedule 10 – AVS No: 919196.

Yours faithfully

Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

F:\Users\CompanySecretarial 030201\ADR's\ltr 030804 re Forms 88(2).doc



Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

4 August 2003


SEC MAIL PROCESSING
RECEIVED
AUG 05 2003
WASH. D.C.
181
SECTION

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) return of allotments

I enclose completed forms of allotment in relation to the month of July 2003. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	01 07 2003	31 07 2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1231	218	503
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	135.00pence	183.00pence	171.00pence

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Michael Harris Address: 22 Queens Road, Kingston, London, UK Postcode: KT2 7NN	Ordinary	1,952
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form



Signed Date 27/07/03

~~A director~~ / secretary / administrator ~~/ administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand, Taylor Nelson Sofres plc
Westgate, London
W5 1UA Tel 0208 967 2230



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	07	2003	31	07	2003

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	33008		
Nominal value of each share	5 pence		
Amount (if any) paid or due on each share *(including any share premium)*	47.48 pence		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Patricia Harris Address: 22 Queens Road, Kingston, London UK Postcode: KT2 7SN	Class of shares allotted: Ordinary	Number allotted: 16,504
Name: Cazenove Nomiees Limited Address: c/o Tokenhouse Yard, London (partcipant ID 142CN Designated ESOS memeber a/c ESO) UK Postcode: EC2R 7AN	Class of shares allotted: Ordinary	Number allotted: 16,504
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted
Name: Address: UK Postcode:	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form



Signed ____________ Date 29/7/03

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand, Taylor Nelson Sofres plc

Westgate, London, W5 1UA

Tel 0208 967 2230



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	01	07	2003
To	31	07	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	100000	30000	6864
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	86.25pence	136.75pence	31.808pence

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Michael Harris Address: 22 Queens Road, Kingston, London, UK Postcode: KT2 7SN	Ordinary	14,000
Name: Please see attached schedule Address: UK Postcode: N	Ordinary	6,864
Name: Cazenove Nomiees Limited Address: (participant ID 142CN Designated ESOS member a/c ESO) c/o Tokenhouse Yard, London UK Postcode: EC2R 7AN	Ordinary	116,000
Name: Address: UK Postcode:		
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed  Date 27/03/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand, Taylor Nelson Sofres plc
Westgate, London
W5 1UA Tel 0208 967 2230

mpSurname	EmpForename	AccountNo	EmpNino	Option price	MatSharesPur	MatShareCost	EmpAdd1	EmpAdd2	EmpAdd3	EmpAdd4	EmpAdd5
ARRETT	TIMOTHY CHARLES	686511979	YL212546A	31.808	2451	779.67	15 ST JAMES AVE	LONDON			W13 9DL
ERRETT	KATHLEEN	686511871	YB144446D	31.808	4413	1403.69	17 MOUNT PLEASANT	HAREFIELD	MIDDX		UB9 6BE


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 00912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	07	2003	31	07	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	302824		
Nominal value of each share	5 pence		
Amount (if any) paid or due on each share *(including any share premium)*	87.00pence		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Please see attached schedule Address UK Postcode	Class of shares allotted Ordinary	Number allotted 302,824
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form



Signed Date 29/07/03

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand, Taylor Nelson Sofres plc
Westgate, London
W5 1UA Tel 0208 967 2230

ame	EmpForename	MatSharesPur	MatShareCost	EmpAdd1	EmpAdd2	EmpAdd3	EmpAdd4	EmpAdd5
	MARIA	1,427	1,241.49	88 KILLOWEN AVENUE	NORTHOLT PARK	MIDDLESEX		UB5 4QU
	DAVID	5,234	4,553.58	17 BURNT OAK	COOKHAM	MAIDENHEAD	BERKS	SL6 9RL
	DOUGLAS FRANCIS	1,744	1,517.28	25 MUNNINGS DRIVE	COLLEGE TOWN	SANDHURST	BERKSHIRE	GU47 0FN
	SHIRLEY MAY	1,744	1,517.28	232 RUXLEY LANE	EPSOM		SURREY	KT19 9EY
EZ	NORMA	2,934	2,552.58	28 DOWNING DRIVE	GREENFORD	MIDDX		UB6 8BE
	STEPHEN LEONARD	1,982	1,724.34	24 RODDAM CLOSE	LEXDEN	COLCHESTER	ESSEX	CO3 3UN
ER	JACKIE	5,868	5,105.16	61 GOODRIDGE ROAD	EAST DULWICH	LONDON		SE22 9EQ
	WILLIAM GEORGE	5,868	5,105.16	2 HILLCROFT CRESCENT	LONDON			W5 2SQ
	DAVID HUGH	1,744	1,517.28	73 SUFFOLK ROAD	HARROW		MIDDLESEX	HA2 7QF
	NICHOLAS BRIAN	1,744	1,517.28	40 CRESCENT GARDENS	RUISLIP		MIDDLESEX	HA4 8TA
VS	FRANCIS	2,062	1,793.94	8 NORWICH AVENUE	ASHTON-IN-MAKERFIELD	WIGAN	LANCASHIRE	WN4 9HZ
	TREVOR E	1,110	965.70	3 KENT CLOSE	ATTLEBOROUGH		NORFOLK	NR17 2HP
RLAIN	MARION JUDITH ELAINE	396	344.52	17 JACKS LANE	HAREFIELD	MIDDLESEX		UB9 6HE
	STEPHEN EDWARD	2,775	2,414.25	36 CROFTON AVENUE	WALTON-ON-THAMES		SURREY	KT12 3DB
	SARAH	5,868	5,105.16	DUTCHLANDS FARM	GREAT MISSENDEN	BUCKS		HP16 9LS
ON	ALAN	3,886	3,380.82	22 BETTINA CRESCENT	HIGHLANDS	BANBURY	OXON	OX16 7FH
	SAMANTHA MARIE	5,868	5,105.16	142 WOODLANDS ROAD	DITTON	AYLESFORD	KENT	ME20 6EZ
	NEIL	1,110	965.70	99 ASH GROVE	METHILHILL	LEVEN	SCOTLAND	KY8 2DY
LY	PAULINE	1,744	1,517.28	49 FIRLE COURT	YEOMANRY CLOSE	EPSOM	SURREY	KT17 4DD
	JOHN	872	758.64	18 LONG PARK	CHESHAM BOIS	AMSERSHAM	BUCKS	HP6 5LA
	STEPHEN	872	758.64	1 VICTORIA MEWS	EARLSFIELD	LONDON		SW18 3PY
ON	SHARON	5,868	5,105.16	49 COTSWOLD WAY	CALVERT	BUCKINGHAMSHIRE		MK18 2FJ
OS	FIONA ALYSON	872	758.64	FLAT 1 EBBISHAM COURT	34 DORKING ROAD	EPSOM	SURREY	KT18 7NN
OS	CHRISTOPHER	4,996	4,346.52	50 ST MARGARETS ROAD	LONDON			W7 2HF
OS	GILLIAN	2,934	2,552.58	50 ST MARGARETS ROAD	LONDON			W7 2HF
	JANET PATRICIA	2,934	2,552.58	38 RIVERVIEW RD	EWELL	SURREY		KT19 0LB
	NICHOLAS	1,427	1,241.49	18 DRAGOON CLOSE	SOUTHAMPTON			SO19 1SH
	GLYNIS ANNE	1,110	965.70	13 HOMEFIELD	POTTEN END	BERKHAMSTED	HERTS	HP4 2QX
	ANDREW	2,300	2,001.00	42 BUCKLES WAY	BANSTEAD		SURREY	SM7 1HD
R	ANDREW	2,062	1,793.94	10 HOPPET CLOSE	GREAT OAKLEY	CORBY	NORTHAMPTONSHIRE	NN18 8JQ
	MARTIN STEVENSON CROSBIE	5,868	5,105.16	23 ST JAMES'S GARDENS	HOLLAND PARK	LONDON		W11 4RE
R	ANTHONY	3,568	3,104.16	32 MAYFLOWER WAY	FARNHAM COMMON	SLOUGH	BUCKS	SL2 3TX
R	LORRAINE	5,868	5,105.16	32 MAYFLOWER WAY	FARNHAM COMMON	SLOUGH	BUCKS	SL2 3TX
Y	MANIDIPA	2,300	2,001.00	35 THE RIDGEWAY	NORTH HARROW	MIDDLESEX		HA2 7QL
	CRESCENCIA	2,934	2,552.58	28 DOWNING DRIVE	GREENFORD		MIDDLESEX	UB6 8BE
R	EDWARD	2,300	2,001.00	29 KNIGHTON DRIVE	WOODFORD GREEN		ESSEX	IG8 0NY
E	CAROLE	1,586	1,379.82	30 ISLAND CLOSE	STAINES	MIDDLESEX		TW18 4YZ
E	JUDITH GLYNIS	2,934	2,552.58	24 HOLLY GARDENS	WEST DRAYTON			UB7 9PE
	JONATHAN	3,489	3,035.43	9 GRESHAM COURT	GRESHAM ROAD	BRENTWOOD		CM14 4HW
	CHRISTOPHER JOHN	5,868	5,105.16	TURNFIELD HOUSE	8 WORMINGHALL ROAD	ICKFORD NR AYLESBUR	BUCKS	HP18 9JD
N	DESMOND	1,110	965.70	5 BELLANY HOUSE	PRESTON HILL	KENTON		
	DUSKO	2,934	2,552.58	30B BESSBOROUGH ROAD	HARROW	LONDON		HA1 3DL
	SHEILA	1,110	965.70	26 DUKES WAY	BERKHAMSTED	HERTS		HP4 1JP
N	DOREEN	1,427	1,241.49	9 MORSTON CLOSE	TADWORTH			KT20 5JN
	PHILIP	1,744	1,517.28	29 CHURCHDALE ROAD	FRECHEVILLE	SHEFFIELD		S12 4XW
D	ADRIAN	4,996	4,346.52	1 RIDGEWAY	BERKHAMSTED	HERTS		HP4 3LB
	MICHAEL	3,965	3,449.55	125 BLENHEIM ROAD	NORTH HARROW	MIDDLESEX		HA2 7AA
	QASIM SUHAIL	555	482.85	23 ALDBOROUGH SPUR	SLOUGH			SL1 3EN
	MINEL	3,489	3,035.43	8 BOXMOOR ROAD	HARROW		MIDDLESEX	HA3 8LQ

rname	EmpForename	MatSharesPur	MatShareCost	EmpAdd1	EmpAdd2	EmpAdd3	EmpAdd4	EmpAdd5
RT	MARIA	872	758.64	34 LONG VIEW	BERKHAMSTEAD	HERTS		HP4 1BY
N	RAYMOND	1,110	965.70	5 ALDWICK DRIVE	MAIDENHEAD			SL6 4JQ
RTRAM	ROSEANNE	4,044	3,518.28	48 SHALSTONE ROAD	LONDON			SW14 7HR
	MARK ADAM	5,868	5,105.16	25 SEAFIELD CLOSE	BARTON ON SEA	NEW MILTON		BH25 7HR
	EVELYN	1,744	1,517.28	10 BELFIELD ROAD	EPSOM		SURREY	KT19 9SY
	JENNIFER KAY	5,868	5,105.16	115 HARESTONE HILL	CATERHAM		SURREY	CR3 6DL
EIL	IAN	1,268	1,103.16	37 KINGSHURST ROAD	LEE	LONDON		SE12 9LD
FIELD	SANDRA	872	758.64	103 CANONBURY ROAD	ENFIELD			EN1 3LP
H	GERALDINE	5,868	5,105.16	11 BILLINGS WAY	CHELTENHAM			GL50 2RD
R	HARISH	1,744	1,517.28	47 EVELYN GROVE	SOUTHALL	MIDDLESEX		UB1
DE	PATRICK JOSEPH	1,744	1,517.28	45 MAYFIELD AVENUE	LONDON			W13 9UP
NN	PAT	2,062	1,793.94	13 WESTMORELAND PLACE	EALING	LONDON		W5 1QE
RLAND	JANICE ANNE	1,982	1,724.34	22 SPRINGFIELD ROAD	HEMEL HEMPSTEAD		HERTFORDSHIRE	HP2 5EJ
ETT	KATHLEEN	4,679	4,070.73	17 MOUNT PLEASANT	HAREFIELD	MIDDX		UB9 6BE
IS	COLIN MARTIN	2,934	2,552.58	104 RIDGE WAY	CRAYFORD	KENT		DA1 3PS
ER	RICHARD RALPH	2,062	1,793.94	1 KINGSLEY GRANGE	THE RISE	WANSTEAD	LONDON	E11 1QB
	KAILAS	634	551.58	141 WHITTON AVENUE EAST	GREENFORD			UB6 0QF
TOPOULLOS	EFTYCHIOS PHEOBUS	1,110	965.70	79 RIVERVIEW ROAD	EPSOM			KT19 0JY
N	VALERIE SUSAN	555	482.85	53 HOLLYMOOR LANE	EPSOM	SURREY		KT19 9BZ
OTT	TOM	2,300	2,001.00	7 GUNNERSBURY MANOR	ELM AVENUE	EALING	LONDON	W5 3XB
H	MICHAEL	5,868	5,105.16	CHESTNUT COTTAGE	HORN LANE	EAST HENDRED	OXON	OX12 8LD
	ANDREW	2,934	2,552.58	82 FINCHMOOR	HARLOW	ESSEX		CM18 6OF
ER	ANGELA	2,934	2,552.58	41 NORFOLK ROAD	UPMINSTER			RM14 2RE
DINGWRIGHT	MARK	2,934	2,552.58	23 SPELDHURST ROAD	LONDON			E9 7EH
AN	STEPHEN	5,868	5,105.16	3 ARNALD WAY	HOUGHTON REGIS	DUNSTABLE		LU5 5UN
K	GILES	2,220	1,931.40	FIRBANK	41 KNOLL ROAD	DORKING	SURREY	RH4 3ES
LINSON	NICHOLAS	4,362	3,794.94	1 ALEXANDRA CLOSE	HARROW			HA2 8QA
ARDS	COLIN	555	482.85	19 LOWNDES AVENUE	CHESHAM	BUCKS		HP5 2HH
ETTS	DONNA	2,934	2,552.58	20 LANGDALE GARDENS	PERIVALE	MIDDLESEX		UB6 8DG
ERTSON	BERYL	2,617	2,276.79	9 THE FLAGS	ADEYFIELD	HEMEL HEMPSTEAD	HERTS	HP2 4QH
NTHAN	RICHEY	1,110	965.70	41 RADLEY GARDENS	KENTON	HARROW	MIDDLESEX	HA3 9NZ
T	MARILYN IRIS	2,934	2,552.58	75 SOMERSET AVENUE	CHESSINGTON		SURREY	KT9 1PS
IAN	GILLIAN ANN	3,489	3,035.43	11 CAMBRIDGE DRIVE	EASTCOTE	RUISLIP		HA4 9JS
V	VALERIE	3,568	3,104.16	113 RIVERVIEW ROAD	EWELL	SURREY		KT19 0JR
UBB	JEAN	1,110	965.70	111 RIVERVIEW ROAD	EWELL	SURREY		KT19 0JR
H	JACQUELINE	1,744	1,517.28	3 ST MARYS AVENUE	NORTHCHURCH	BERKHAMSTED	HERTFORDSHIRE	HP4 3RW
RKES	JUNE	1,903	1,655.61	40 RICHLANDS AVENUE	STONELEIGH	EPSOM		KT17 2JW
RKS	DAVID NORMAN	1,110	965.70	BRANDARIS	CRYERS HILL RD	HIGH WYCOMBE	BUCKS	HP15 6JS
RKS	KULWINDER	2,934	2,552.58	BRANDARIS	CRYERS HILL ROAD	CRYERS HILL	HIGH WYCOMBE BUCKS	HP15 6JS
FORD	ANTOINETTE	1,744	1,517.28	31 FULFORD ROAD	WEST EWELL	SURREY		KT19 9QZ
NES	DEREK KENNETH	1,744	1,517.28	3 FIRWOOD AVENUE	ST ALBANS	HERTS		AL4 0TA
NE	LINDA	1,744	1,517.28	10 HOPPET CLOSE	GREAT OAKLEY	CORBY	NORTHAMPTONSHIRE	NN18 8JQ
MAN	BASHIR	2,934	2,552.58	61 CRANLEIGH GARDENS	SOUTHALL		MIDDLESEX	UB1 2BU
NN	GLENYS AVRIL	1,427	1,241.49	17 THE RIDGEWAY	MARKET HARBOROUGH			LE16 7HG
IER	GRENVILLE	1,427	1,241.49	11 CONISTON GARDENS	PINNER		MIDDLESEX	HA5 2JN
S	DAVID	3,489	3,035.43	FLAT6 PARKSIDE COURT	23 ALEXANDRA ROAD	EPSOM	SURREY	KT17 4BP
KER	PAMELA E	3,806	3,311.22	11 SUMMERFIELD ROAD	EALING	LONDON		W5 1ND
E	STUART JOHN	2,934	2,552.58	13 BARRINGTON DRIVE	HAREFIELD	UXBRIDGE		UB9 6RJ
SON	SIMON JOHN	1,110	965.70	9 BAKEHOUSE ROAD	HORLEY		SURREY	RH6 8HQ

rname	EmpForename	MatSharesPur	MatShareCost	EmpAdd1	EmpAdd2	EmpAdd3	EmpAdd4	EmpAdd5
FOOT	CRAIG DANIEL	872	758.64	24 COLONSAY	HEMEL HEMPSTEAD		HERTFORDSHIRE	HP3 8TZ
SIDE	SHIRLEY	4,679	4,070.73	RINGWOOD HOUSE	RED HILL	BAKERS WOOD	DENHAM	UB9 4LE
MS	THOMAS DAVID	4,679	4,070.73	39 STAGS WAY	OSTERLEY			TW7 5PG
DING	VERONICA	555	482.85	C/O TELE DYNAMICS	1ST FLOOR	BRENCHLEY HOUSE	WEEK STREET MAIDST	ME14 1RF
WELL	PENELOPE JANE	1110	965.7	BROOKHURST	57 LONGFIELD ROAD	DORKING	SURREY	RH4 3DE
	BERNADETTE	1110	965.7	31 SIPSON CLOSE	WEST DRAYTON		MIDDLESEX	UB7 0JX
	ANCA M	2934	2552.58	101A ELM PARK GARDENS	LONDON			SW10 9PS
N	ALISON MARY	5868	5105.16	14 HEATHFIELD ROAD	ACTON	LONDON		W3 8EL
SH	JOHN	2062	1793.94	16 DORCHESTER DRIVE	HERNE HILL	LONDON		SE24 0DQ
Y	DAVID WILLIAM	2934	2552.58	63 KESTREL WAY	WATERMEAD	AYLESBURY	BUCKS	HP19 0GH
ANOWAN	DIANE	1903	1655.61	56 PARK ROAD	CHISWICK	LONDON		W4 3HH
ER	SUZANNE	3568	3104.16	NIGHTINGALE	MILL VIEW CLOSE	EWELL	SURREY	KT17 2DW
AN	MARY	5868	5105.16	201 HAMPTON ROAD	ILFORD		ESSEX	IG1 1PP
el	Harris	475	£413.25	22 Queens Road	Kingston	Surrey	KT2 7SN	
		302,824						



Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

Your ref DEB6/00912624/CD2C

17 July 2003

Dear Sir/Madam

Taylor Nelson Sofres plc
Form 88(2) return of allotments

In reference to your letter dated 11 July please find enclosed completed and corrected form of allotment in relation to the month of June 2003. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope. Please accept my apologies for any inconvenience.

Yours faithfully

Sofia Bernsand

Encls.

cc: Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 912624

Company name in full Taylor Nelson Sofres plc

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	06	2003	30	06	2003

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	27231	65000	12250
Nominal value of each share	5 pence	5 pence	5 pence
Amount (if any) paid or due on each share *(including any share premium)*	47.48 p	86.25 p	12.125 p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Cazenove Nomiees Limited	Class of shares allotted	Number allotted
Address: c/o Tokenshouse Yard, London Designated ESOS member A/C 505	Ordinary	94,504
UK Postcode E C 2 RI 7 A N		
Name: Mr Alaric Evans	Class of shares allotted	Number allotted
Address: 22 Ranleagh Avenue, London	Ordinary	9,977
UK Postcode S W 1 3 0 B L		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form



Signed **Date** 17/7/03

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Sofia Bernsand, Taylor Nelson Sofres plc
Westgate, London
W5 1UA Tel 0208 967 2230


London
STOCK EXCHANGE
RNS The company news service from the London Stock Exchange
Help | London Stock Exchange Home

View Announcement


status list

Announcement Details

Company	Headline	Embargo	Last Update
Taylor Nelson Sofres PLC	Holding(s) in Company		12:58 24 Jul 03

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

AVS NO 919196

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc		Name of shareholder having a major interest STANDARD LIFE INVESTMENTS LIMITED	
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 2. ABOVE		**4.** Name of the registered holder(s) and, if more than one ho number of shares held by each of them N/A	
5. Number of shares/amount of stock acquired N/A	**6.** Percentage of issued class N/A	**7.** Number of shares/amount of stock disposed 750,000	**8.** Percentage of issued c 0.169%
9. Class of security ORDINARY SHARES, 5 PENCE EACH		**10.** Date of transaction 24/07/03	**11.** Date company inforr 24/07/03
12. Total holding following this notification **13,076,406**		**13.** Total percentage holding of issued class following this nc 2.95%	
14. Any additional information N/A		**15.** Name of contact and telephone number for queries JUDITH GEORGE, ASSISTANT COMPANY SECRET/ 020 897 4655 OR 07734 044320 SOFIA BERNSAND, COMPANY SECRETARIAL ASS 0208 967 2230	

16. Name and signature of authorised company official Responsible for making this notification **IAN PORTAL, GROUP COMPANY SECRETARY** Date of notification 24 JULY 2003	

END


status list


London
STOCK EXCHANGE
RNS
The company news service from
the London Stock Exchange
Help | London Stock Exchange Home

Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructioi announcement details are reproduced below for your information:

Company Name	Taylor Nelson Sofres PLC
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Sofia Bernsand
Contact Telephone No	020 8967 2230

The RNS number for the announcement is 9293N.

Announcement 9293N will now appear in your Status List.

log off  status list  RNS Alert 


tns
TM

BY COURIER

4th August 2003

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed the following for Taylor Nelson Sofres plc:

Taylor Nelson Sofres International Limited registered no. 1953112
Annual return for the period ended 14 July 2003

Market Trends Limited registered no. 1538908
Annual return for the period ended 14 July 2003

Taylor Nelson Sofres plc Limited registered no. 912624
Annual return for the period ended 14 July 2003

Aidcom Technology Limited registered no. 1641049
Annual return for the period ended 14 July 2003

Professional Perspectives Limited registered no. 629357
Annual return for the period ended 14 July 2003

Warebourne Limited registered no. 865885
Annual return for the period ended 14 July 2003

TNS Media Intelligence Limited registered no. 540209
Annual return for the period ended 23 July 2003

Schemetype Limited registered no. 2679478
Annual return for the period ended 23 July 2003

Teledynamics Limited registered no. 1839253
Annual return for the period ended 23 July 2003

Yours faithfully



Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)



Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

24 July 2003

Dear Sir/Madam

Taylor Nelson Sofres International Limited registered no. 1953112
Annual return for the period ended 14 July 2003

Market Trends Limited registered no. 1538908
Annual return for the period ended 14 July 2003

Taylor Nelson Sofres plc Limited registered no. 912624
Annual return for the period ended 14 July 2003

Aidcom Technology Limited registered no. 1641049
Annual return for the period ended 14 July 2003

Professional Perspectives Limited registered no. 629357
Annual return for the period ended 14 July 2003

Warebourne Limited registered no. 865885
Annual return for the period ended 14 July 2003

TNS Media Intelligence Limited registered no. 540209
Annual return for the period ended 23 July 2003

Schemetype Limited registered no. 2679478
Annual return for the period ended 23 July 2003

Teledynamics Limited registered no. 1839253
Annual return for the period ended 23 July 2003

I enclose duly completed and signed forms 363s annual return for the above-named companies together with two cheques one for £90.00 and another cheque for $45.00 being the filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully



Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

TNS UK Limited
Westgate London W5 1UA

The Royal Bank of Scotland plc
London Corporation Service Centre
PO Box 39979 2½ Devonshire Square London EC2M 4WS

16-04-00

Date	Pay only *
16/07/03	COMPANIES HOUSE

£ ******45.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	FOUR	FIVE

For and on behalf of TNS UK Limited

A/c Payee Not Negotiable

Authorised Signatory



Authorised Signatory

⑈002464⑈ 16⑆0400⑆ 20065011⑈

TNS UK Limited
Westgate London W5 1UA

The Royal Bank of Scotland plc
London Corporation Service Centre
PO Box 39979 2½ Devonshire Square London EC2M 4WS

16-04-00

Date	Pay only *
16/07/03	COMPANIES HOUSE

£ ******90.00

Amount of pounds in words (pence as in figures)

Millions	£100,000's	£10,000's	£1,000's	£100's	£10's	£1's
ZERO	ZERO	ZERO	ZERO	ZERO	NINE	ZERO

For and on behalf of TNS UK Limited

A/c Payee Not Negotiable

Authorised Signatory



Authorised Signatory

⑈002463⑈ 16⑆0400⑆ 20065011⑈



Companies House
— for the record —

Company Name
TAYLOR NELSON SOFRES INTERNATIONAL LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
1953112

Information extracted from Companies House records on
2nd June 2003

Section 1: Company details

Ref: 1953112/03/10	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Taylor Nelson Sofres Plc** **West Gate** **London** **W5 1UA**	Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _
Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _
Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address _____ _____ _____ UK Postcode _ _ _ _ _ _ _
Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description** _ _ _ _ _____ _ _ _ _ _____ _ _ _ _ _____ _ _ _ _ _____

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ______________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________ ______________ ______________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** 02/01/1936 **Nationality** **British** **Occupation** **Director**	Name ______________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________ ______________ ______________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______________ Occupation ______________ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Michael Anthony KIRKHAM	Name ____________________
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address 37 St James Avenue Hampton Hill Middlesex TW12 1HH	Address ____________________ ____________________ ____________________
		UK Postcode _ _ _ _ _ _ _
	Date of birth 19/06/1946	Date of birth _ _ / _ _ / _ _ _ _
	Nationality British	Nationality ____________________
Particulars of a new Director must be notified on form 288.	**Occupation** Market Research	Occupation ____________________
		Date of change _ _ / _ _ / _ _ _ _
		Date Michael Anthony KIRKHAM ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 3: Share Capital

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued ~~16,416,400~~	Number of shares issued 24,215,301
	Aggregate Nominal Value of issued shares ~~£16,416,400.00~~	Aggregate Nominal Value of issued shares £24,215,301.00
Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** ~~16,416,400~~	Total number of shares issued 24,215,301
	Total Nominal value of shares issued ~~£16,416,400.00~~	Total Nominal value of shares issued £24,215,301.00

At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details		Amended details		Shares transferred		
Shareholder Name TAYLOR NELSON SOFRES PLC		Name ______				
Address Westgate London W5 1UA		Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _		**Shares transferred by** TAYLOR NELSON SOFRES PLC		
Shares held		**Shares held**				
Class	*Number*	*Class*	*Number*	*Class*	*Number*	*Date of transfer*
~~Ordinary~~	~~16416400~~	Ordinary	16,564,000			__/__/____
						__/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name TNS Overseas Holdings (Alpha) Limited Address c/o Taylor Nelson Sofres plc West Gate London UK Postcode W5 1UA	Ordinary 4,679,413		
Name TNS Overseas Holdings (Beta) Limited Address c/o Taylor Nelson Sofres plc West Gate London UK Postcode W5 1UA	Ordinary 1,571,475		
Name TNS Overseas Holdings (Gamma) Limited Address c/o Taylor Nelson Sofres plc West Gate London UK Postcode W5 1UA	Ordinary 1,400,413		
Name Address UK Postcode			

Company Number - 1953112



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Direct~~or / Secretary)

Date 23/07/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***14/7/2003***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th July 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bensand

Telephone number *inc code*: 0208 9672230

Address: TaylorNelsonSofresplc
West Gate
London

DX number *if applicable*: ______

DX exchange

Postcode: W5 1UA



Companies House

— for the record —

Company Name

TELEDYNAMICS LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

1839253

Information extracted from Companies House records on

30th June 2003

Section 1: Company details

Ref: 1839253/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **6411** **National post activities**	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** D	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **1,183,286**	Number of shares issued
	Aggregate Nominal Value of issued shares **£1,183,286.00**	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **1,183,286**	Total number of shares issued
	Total Nominal value of shares issued **£1,183,286.00**	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES INTERNATIONAL LTD	Name	
Address Westgate London W5 1UA	Address UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES INTERNATIONAL LTD
Shares held *Class* Ordinary *Number* 1	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____ __/__/____
> **Shareholder Name** TAYLOR NELSON SOFRES PLC	Name	
Address Westgate London W5 1UA	Address UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary *Number* 1183285	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____ __/__/____

- Please fill in details of any persons or corporate bodies who are shareholders the company at the date of this return, but whose details are not printed in Section 4.
- Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.
- For jointly held shares please list those joint shareholders consecutively on th form. If a joint shareholder also holds shares in their own right, list that holdin separately.
- Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

363s Annual Return Declaration



Companies House

— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 23/07/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *23/7/2003*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **23rd July 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bernsand

Telephone number *inc code* 0208 9672230

Address Taylor Nelson Sofres plc
West Gate
London

DX number *if applicable*

DX exchange

Postcode W5 1UA

Companies House

— for the record —

ompany Name

IARKET TRENDS LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

ompany Type

rivate Company Limited By hares

ompany Number

538908

formation extracted from ompanies House records on

2nd June 2003

Section 1: Company details

ef: 1538908/03/10	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address UK Postcode _ _ _ _ _ _ _
Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode _ _ _ _ _ _ _
Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode _ _ _ _ _ _ _
Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **9305** **Other service activities n.e.c.**	**SIC CODE** **Description** _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

Section 2. Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth 02/01/1936** **Nationality British** **Occupation Director**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **David Soutar LOWDEN**	Name ______________________
	Address **The Squirrels** **Riversdale** **Bourne End** **Buckinghamshire** **SL8 5EB**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________ ______________________ ______________________ UK Postcode _ _ _ _ _ _ _
	Date of birth **16/08/1957**	Date of birth _ _ / _ _ / _ _ _ _
	Nationality **British**	Nationality ______________________
Particulars of a new Director must be notified on form 288.	**Occupation** **Accountant**	Occupation ______________________
		Date of change _ _ / _ _ / _ _ _ _
		Date David Soutar LOWDEN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 3: Share Capital

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share ____________________
	Nominal value of each share **£1.00**	Nominal value of each share ____________________
	Number of shares issued **1,000**	Number of shares issued ____________________
	Aggregate Nominal Value of issued shares **£1,000.00**	Aggregate Nominal Value of issued shares ____________________
Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **1,000**	Total number of shares issued ____________________
	Total Nominal value of shares issued **£1,000.00**	Total Nominal value of shares issued ____________________

At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name **TAYLOR NELSON SOFRES PLC**	Name ________	
Address **Westgate** **London** **W5 1UA**	Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** **TAYLOR NELSON SOFRES PLC**
Shares held *Class* **Ordinary** *Number* **850**	**Shares held** *Class* ________ *Number* ________ *Class* ________ *Number* ________	*Class* ________ *Number* ________ *Date of transfer* __/__/____ *Class* ________ *Number* ________ *Date of transfer* __/__/____
Shareholder Name **Lynda WATERS**	Name Taylor Nelson Sofres plc	
Address **15 Buckingham House** **Courtlands Sheen Road** **Richmond** **Surrey** **TW10 5AP**	Address West Gate London ________ UK Postcode W5 1UA	**Shares transferred by** **Lynda WATERS**
Shares held *Class* **Ordinary** *Number* **150**	**Shares held** *Class* Ordin *Number* 850 *Class* ________ *Number* ________	*Class* Ord *Number* 150 *Date of transfer* 14/02/2000 *Class* ________ *Number* ________ *Date of transfer* __/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
lame ddress K Postcode			
lame ddress K Postcode			
ame ddress K Postcode			
ame ddress K Postcode			

Company Number - 1538908



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] Date 23/07/2003

(Director / Secretary)

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***14/7/2003***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th July 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bemsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc, West Gate, London

DX number *if applicable*: ______

DX exchange: ______

Postcode: W5 1UA



Companies House

— for the record —

Company Name

AIDCOM TECHNOLOGY LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
1641049

Information extracted from Companies House records on
22nd June 2003

Ref: 1641049/03/10

Section 1: Company details

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7499** **Non-trading company**	**SIC CODE** **Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Ian John PORTAL**	Name ______________________
	Address **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________ ______________________ ______________________ UK Postcode _ _ _ _ _ _ _ _
Particulars of a new Company Secretary must be notified on form 288.		Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Antony Brian COWLING**	Name ______________________
	Address **4 Links Road** **Epsom** **Surrey** **KT17 3PS**	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________________ ______________________ ______________________
	Date of birth **02/01/1936**	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Nationality** **British** **Occupation** **Director**	Date of birth _ _ / _ _ / _ _ _ _ Nationality ______________________ Occupation ______________________ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **1,000**	Number of shares issued
	Aggregate Nominal Value of issued shares **£1,000.00**	Aggregate Nominal Value of issued shares
	Class of share **Deferred**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **1,000**	Number of shares issued
	Aggregate Nominal Value of issued shares **£1,000.00**	Aggregate Nominal Value of issued shares
	Class of share **Redeemable**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **2,000,000**	Number of shares issued
	Aggregate Nominal Value of issued shares **£2,000,000.00**	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **2,002,000**	Total number of shares issued
	Total Nominal value of shares issued **£2,002,000.00**	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder** **Name** **TAYLOR NELSON SOFRES PLC**	Name ______________________	
Address **Westgate** **London** **W5 1UA**	Address ______________________ ______________________ ______________________ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** **TAYLOR NELSON SOFRES PLC**
Shares held *Class* — *Number* **Redeemable** — **2000000** **Deferred** — **1000** **Ordinary** — **999**	**Shares held** *Class* — *Number* __________ — ______ __________ — ______	*Class* — *Number* — *Date of transfer* __________ — ______ — __/__/____ __________ — ______ — __/__/____
> **Shareholder** **Name** **TAYLOR NELSON SOFRES INTERNATIONAL LTD**	Name ______________________	
Address **Westgate** **London** **W5 1UA**	Address ______________________ ______________________ ______________________ UK Postcode _ _ _ _ _ _ _	**Shares transferred by** **TAYLOR NELSON SOFRES INTERNATIONAL LTD**
Shares held *Class* — *Number* **Ordinary** — **1**	**Shares held** *Class* — *Number* __________ — ______ __________ — ______	*Class* — *Number* — *Date of transfer* __________ — ______ — __/__/____ __________ — ______ — __/__/____

- Please fill in details of any persons or corporate bodies who are shareholders the company at the date of this return, but whose details are not printed in Section 4.
- Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.
- For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.
- Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			



Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 23.07.2003

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***14/7/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th July 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bensand

Telephone number *inc code*: 0208 9672230

Address:
Taylor Nelson Sofres plc
West Gate
London

DX number *if applicable* _ _ _ _ _

DX exchange

Postcode W5 1UA



Companies House

— for the record —

ompany Name

'AREBOURNE LIMITED

ompany Type

rivate Company Limited By hares

ompany Number

;5885

formation extracted from ompanies House records on

!nd June 2003

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capit*

Section 1: Company details

ef: 865885/03/10	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**West Gate** **London** **W5 1UA**	Address UK Postcode
Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **Registered Office**	Address UK Postcode
Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Registered Office**	Address UK Postcode
Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** / **Description** **9305** **Other service activities n.e.c.**	**SIC CODE** / **Description**

Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	Name **Ian John PORTAL** Address **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name **Antony Brian COWLING** Address **4 Links Road** **Epsom** **Surrey** **KT17 3PS** Date of birth **02/01/1936** Nationality **British** Occupation **Director**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality __________ Occupation __________ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 3: Share Capital

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Ordinary**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **38,619**	Number of shares issued
	Aggregate Nominal Value of issued shares **£38,619.00**	Aggregate Nominal Value of issued shares
Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **38,619**	Total number of shares issued
	Total Nominal value of shares issued **£38,619.00**	Total Nominal value of shares issued

At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name A. COWLING **Address** C/O Taylor Nelson Sofres Group Ltd, A G B House West Gate London W5 1UA **Shares held** *Class* Ordinary *Number* 200	Name ____ Address ____ UK Postcode ____ **Shares held** *Class* ____ *Number* ____	This shareholder jointly owns this shareholding with the following 1 shareholders Shares transferred by A. COWLING *Class* ____ *Number* ____ *Date of transfer* __/__/____
Shareholder Name TAYLOR NELSON SOFRES GROUP LIMITED **Address** A G B House West Gate London W5 1UA **Shares held** *Class* Ordinary *Number* 200	Name TNS UK Limited Address ____ UK Postcode ____ **Shares held** *Class* ____ *Number* ____	This shareholder jointly owns this shareholding with the previous 1 shareholders Shares transferred by TAYLOR NELSON SOFRES GROUP LIMITED *Class* ____ *Number* ____ *Date of transfer* __/__/____
Shareholder Name TAYLOR NELSON SOFRES GROUP LIMITED **Address** A G B House West Gate London W5 1UA **Shares held** *Class* Ordinary *Number* 38419	Name TNS UK Limited Address ____ UK Postcode ____ **Shares held** *Class* ____ *Number* ____	Shares transferred by TAYLOR NELSON SOFRES GROUP LIMITED *Class* ____ *Number* ____ *Date of transfer* __/__/____

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

mpany Number - 865885



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 23/07/2003

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***14/7/2003***

If you are making this return up to an earlier date, please give the date here

_ _ / _ _ / _ _ _ _

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th July 2004** please give the new date here:

_ _ / _ _ / _ _ _ _

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc, West Gate, London

DX number *if applicable*: _ _ _ _ _ _

DX exchange:

Postcode: W5 1UA

Companies House

— for the record —

Company Name

TNS MEDIA INTELLIGENCE LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type

Private Company Limited By Shares

Company Number

540209

Information extracted from Companies House records on

30th June 2003

Section 1: Company details

Ref: 540209/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc West Gate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**At Registered Office**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code — Description** **9305 — Other service activities n.e.c.** **7487 — Other business activities**	**SIC CODE — Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Ian John PORTAL ceased to be secretary (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ____ Occupation ____ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Antony Brian COWLING ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Jean Michel PORTIER	Name ______________
	Address 84 Rue De Longchamp Paris 75016 France	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______________ ______________ ______________ UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288.	**Date of birth** 02/06/1952 **Nationality** French **Occupation** None	Date of birth _ _ / _ _ / _ _ _ _ Nationality ______________ Occupation ______________ Date of change _ _ / _ _ / _ _ _ _ Date Jean Michel PORTIER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 50,000	Number of shares issued
	Aggregate Nominal Value of issued shares £50,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 50,000	Total number of shares issued
	Total Nominal value of shares issued £50,000.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

- The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.
- If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.
- Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name ~~TAYLOR NELSON~~ SOFRES ~~GROUP LIMITED~~	Name TNS UK limited	
Address Westgate London W5 1UP	Address ________ ________ ________ UK Postcode ____ ___	**Shares transferred by** TAYLOR NELSON SOFRES GROUP LIMITED
Shares held *Class* Ordinary — *Number* 50000	**Shares held** *Class* ____ *Number* ____	*Class* ____ *Number* ____ *Date of transfer* __/__/____

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 540209



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 23/07/2003

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***23/7/2003***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **23rd July 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bensaad

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc, West Gate, London

DX number *if applicable*: ______

DX exchange: ______

Postcode: W5 1UA



Companies House
— for the record —

ompany Name
ROFESSIONAL PERSPECTIVES
MITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

ompany Type
**ivate Company Limited By
hares**
ompany Number
9357
formation extracted from
ompanies House records on
nd June 2003

Section 1: Company details

ef: 629357/03/10	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**West Gate London W5 1UA**	Address UK Postcode
Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** **7499** **Non-trading company**	**SIC CODE** **Description**

Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth 02/01/1936** **Nationality British** **Occupation Director**	Name ____________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________ ____________ ____________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 3: Share Capital

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** **Deferred**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **55,000**	Number of shares issued
	Aggregate Nominal Value of issued shares **£55,000.00**	Aggregate Nominal Value of issued shares
	Class of share **Ordinary 2**	Class of share
	Nominal value of each share **£0.01**	Nominal value of each share
	Number of shares issued **55,000**	Number of shares issued
	Aggregate Nominal Value of issued shares **£550.00**	Aggregate Nominal Value of issued shares
	Class of share **Ordinary 1**	Class of share
	Nominal value of each share **£1.00**	Nominal value of each share
	Number of shares issued **2,084,714**	Number of shares issued
	Aggregate Nominal Value of issued shares **£2,084,714.00**	Aggregate Nominal Value of issued shares
Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** **2,194,714**	Total number of shares issued
	Total Nominal value of shares issued **£2,140,264.00**	Total Nominal value of shares issued

At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

urrent details	Amended details	Shares transferred
Shareholder Name TAYLOR NELSON SOFRES PLC	Name	
Address 1 Westgate London W5 1UA	Address UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary 1 *Number* 2084714	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____
Shareholder Name TAYLOR NELSON SOFRES GROUP LTD	Name ~~Taylor Nelson~~ TNS UK Ltd	
Address West Gate London W5 1UA	Address UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES GROUP LTD
Shares held *Class* Deferred *Number* 1	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____
Shareholder Name WARE BOURNE LTD	Name	
Address 1 Westgate London W5 1UA	Address UK Postcode	**Shares transferred by** WARE BOURNE LTD
Shares held *Class* Ordinary 2 *Number* 55000 Deferred 54999	**Shares held** *Class* *Number*	*Class* *Number* *Date of transfer* __/__/____

- Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

- Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

- For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

- Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number 320557

363s Annual Return Declaration



Companies House
— for the record —

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature _______________ (~~Director~~ / Secretary)

Date 23/07/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***14/7/2003***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th July 2004** please give the new date here:

__ / __ / ____

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc, West Gate, London

DX number *if applicable*: _____

DX exchange: _____

Postcode: W5 1UA



Companies House

— for the record —

ompany Name
CHEMETYPE LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

ompany Type
rivate Company Limited By hares

ompany Number
579478

formation extracted from ompanies House records on
)th June 2003

Section 1: Company details

ef: 2679478/03/10	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	C/O Taylor Nelson Sofres Plc Westgate London Ws 1UA	Address UK Postcode
Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held At Registered Office	Address UK Postcode
Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	SIC Code Description 6523 Other financial intermediation	SIC CODE Description

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Antony Brian COWLING **Address** 4 Links Road Epsom Surrey KT17 3PS **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

Section 2: Details of Officers of the Company (continued)

Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name David Soutar LOWDEN	Name
	Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address The Squirrels Riversdale Bourne End Buckinghamshire SL8 5EB	Address
	UK Postcode
Date of birth 16/08/1957	Date of birth / /
Nationality British	Nationality
Occupation Accountant	Occupation
	Date of change / /
	Date David Soutar LOWDEN ceased to be director (if applicable) / /

Section 3: Share Capital

	Current details	Amended details
Issued Share Capital *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 2	Number of shares issued
	Aggregate Nominal Value of issued shares £2.00	Aggregate Nominal Value of issued shares
Total shares issued and value *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 2	Total number of shares issued
	Total Nominal value of shares issued £2.00	Total Nominal value of shares issued

At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.

Company Number - 2679478

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
Shareholder Name TAYLOR NELSON SOFRES PLC	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode ______	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary *Number* 1	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____
Shareholder Name TAYLOR NELSON SOFRES INTERNATIONAL LTD	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode ______	**Shares transferred by** TAYLOR NELSON SOFRES INTERNATIONAL LTD
Shares held *Class* Ordinary *Number* 1	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Jame ddress JK Postcode			
lame ddress JK Postcode			
lame ddress K Postcode			
ame ddress K Postcode			

Company Number - 2679478



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] Date 23/07/2003

~~(Director~~ / Secretary)

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***23/7/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **23rd July 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name Sofia Bemsand

Telephone number *inc code* 0208 9672230

Address Taylor Nelson Sofres plc
West Gate
London

DX number *if applicable*

DX exchange

Postcode W5 1UA



Companies House

for the record

ompany Name

YLOR NELSON SOFRES PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

ompany Type

blic Limited Company

ompany Number

2624

formation extracted from ompanies House records on

2nd June 2003

Section 1: Company details

ef: 912624/09/28	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**West Gate** **London** **W5 1UA**	Address UK Postcode
Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **Computershare Services Plc** **The Pavilions, Bridgwater Road** **Bristol** **Avon BS13 8AE**	Address UK Postcode
Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** — **Description** **7415** — **Holding companies incl head offices**	**SIC CODE** — **Description**

Section 2: Details of Officers of the Company

	Current details	Amended details
Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** **Ian John PORTAL** **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Dr Stephan Frank BUCK** **Address** **25 Uphill Road** **Mill Hill** **London** **NW7 4RA** **Date of birth** **17/10/1936** **Nationality** **British** **Occupation** **Statistician**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Dr Stephan Frank BUCK ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Antony Brian COWLING**	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **4 Links Road** **Epsom** **Surrey** **KT17 3PS**	Address ______ ______ ______
	Date of birth 02/01/1936	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation Director**	Nationality ______
		Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date Antony Brian COWLING ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Dr Neil Earl CROSS**	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **Sycamore House High Street** **Bluntisham** **Huntingdon** **Cambridgeshire** **PE17 3LA**	Address ______ ______ ______
	Date of birth 17/03/1945	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288.	**Occupation Company Director**	Nationality ______
		Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date Dr Neil Earl CROSS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name **Michael Anthony KIRKHAM** Address **12 Queen Annes Grove** **Chiswick** **London** **W4 1HN** Date of birth **19/06/1946** Nationality **British** Occupation **Market Research**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Michael Anthony KIRKHAM ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	Name **David Soutar LOWDEN** Address **The Squirrels** **Riversdale** **Bourne End** **Buckinghamshire** **SL8 5EB** Date of birth **16/08/1957** Nationality **British** Occupation **Accountant**	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date David Soutar LOWDEN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Robert Oscar ROWLEY**	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985.
	Address **Old Receiving Station** **Dane End** **Ware** **Hertfordshire** **SG12 0NU**	Address ______ ______ ______
		UK Postcode _ _ _ _ _ _ _
	Date of birth **03/08/1949**	Date of birth _ _ / _ _ / _ _ _ _
	Nationality **British**	Nationality ______
Particulars of a new Director must be notified on form 288.	**Occupation** **Non Executive Director**	Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date Robert Oscar ROWLEY ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Remy SAUTTER**	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **53 Rue De Bourgogne** **France Paris** **75007**	Address ______ ______ ______
		UK Postcode _ _ _ _ _ _ _
	Date of birth **15/04/1945**	Date of birth _ _ / _ _ / _ _ _ _
	Nationality **French**	Nationality ______
Particulars of a new Director must be notified on form 288.	**Occupation** **Non Executive Director**	Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date Remy SAUTTER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: Ordinary 5pence

Number of shares issued: 442,653,028

Aggregate Nominal Value of issued shares: £22,132,651.40

Class of Share: ____

Number of shares issued: ____

Aggregate Nominal Value of issued shares: ____

Class of Share: ____

Number of shares issued: ____

Aggregate Nominal Value of issued shares: ____

Class of Share: ____

Number of shares issued: ____

Aggregate Nominal Value of issued shares: ____

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 442,653,028

Aggregate Nominal Value of issued shares: £22,132,651.40

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☑ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 14/07/2002

> **REMEMBER:**
> ***Changes*** *to shareholder particulars or details of shares transferred to be* ***completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 912624



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 24/07/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***14/7/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **14th July 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672230

Address: Taylor Nelson Sofres plc, West Gate, London

DX number *if applicable*: ______

DX exchange: ______

Postcode: W5 1UA